P R O S P E C T U S   S U P P L E M E N T       Filed pursuant to Rule 424(b)(5)
(To Prospectus Dated April 20, 1998)                  Registration No. 333-47519

                                8,000,000 Shares

                              Owens-Illinois, Inc.
                                                                     [LOGO]
                       $2.375 Convertible Preferred Stock

                   (liquidation preference $50.00 per share)
                                 -------------

    All of the shares of Convertible Preferred Stock (the "Convertible Preferred Stock"), par value $.01 per share, and the shares of the Company's common stock, par value $.01 per share ("Common Stock"), issuable on conversion thereof, are being offered (the "Preferred Stock Offering") by Owens-Illinois, Inc. (the "Company") and are convertible at an initial conversion rate of 0.9491 shares of Common Stock for each share of Convertible Preferred Stock (equivalent to a conversion price of $52.68 per share of Common Stock), subject to adjustment in certain circumstances.

    The Convertible Preferred Stock is redeemable at the option of the Company, in whole or in part, only for shares of Common Stock at any time on and after May 15, 2001, initially at a redemption price of $51.6625 per share of Convertible Preferred Stock, and thereafter at prices decreasing annually to $50.00 per share of Convertible Preferred Stock on and after May 15, 2008, plus accrued and unpaid dividends. Dividends on the Convertible Preferred Stock will accrue and are cumulative from the date of issuance and are payable quarterly in cash commencing August 15, 1998. See "Description of Convertible Preferred Stock."

    Concurrently with the Preferred Stock Offering, the Company is offering (i) 13,800,000 shares of Common Stock (the "Common Stock Offering" and together with the Preferred Stock Offering, the "Equity Offerings"), and (ii) $350 million aggregate principal amount of Senior Notes due 2005, $250 million aggregate principal amount of Senior Notes due 2008, $250 million aggregate principal amount of Senior Debentures due 2010, and $250 million aggregate principal amount of Senior Debentures due 2018 (collectively, the "Debt Offerings" and, together with the Equity Offerings, the "Offerings"). The securities offered in the Debt Offerings are referred to herein as the "New Senior Debt Securities." The proceeds from the Offerings will be used to repay borrowings under the Amended Bank Credit Agreement (as defined herein). The Company borrowed funds under the Amended Bank Credit Agreement to finance the acquisition of the worldwide glass and plastics packaging businesses of BTR plc. Consummation of the Debt Offerings is conditioned upon the consummation of the Equity Offerings. Consummation of the Equity Offerings is not subject to consummation of the Debt Offerings.

    The Convertible Preferred Stock has been approved for listing on The New York Stock Exchange under the symbol "OI.PrA."
                               ------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE S-13 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.
                                 -------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                                                            UNDERWRITING
                                                                           DISCOUNTS AND        PROCEEDS TO
                                                     PRICE TO PUBLIC(1)    COMMISSIONS(2)        COMPANY(3)
Per Share                                                  $50.00              $1.43               $48.57
Total (4)                                               $400,000,000        $11,440,000         $388,560,000

    (1) Plus accrued dividends, if any, from the date of original issue.

    (2) For information regarding indemnification of the Underwriters, see "Underwriting".

    (3) Before deducting offering expenses payable by the Company estimated at $0.9 million.

    (4) The Company has granted to the Underwriters a 30-day option to purchase up to 1,050,000 additional shares of Convertible Preferred Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $452,500,000, $12,941,500 and $439,558,500, respectively. See "Underwriting".
                               ------------------

    The shares of Convertible Preferred Stock are being offered by the several Underwriters named herein, subject to prior sale when, as and if accepted by them and subject to certain conditions. It is expected that delivery of the shares of Convertible Preferred Stock offered hereby will be made at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001, or through the facilities of The Depository Trust Company, on or about May 20, 1998.
                               ------------------

Salomon Smith Barney

             BT Alex. Brown

                          Goldman, Sachs & Co.

                                       Lehman Brothers

May 14, 1998

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CONVERTIBLE PREFERRED STOCK AND THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY, THE NOTES THERETO, AND THE OTHER FINANCIAL DATA CONTAINED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH HEREIN UNDER THE CAPTION "RISK FACTORS" AND ARE URGED TO READ THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE OTHER INFORMATION INCORPORATED HEREIN OR THEREIN IN THEIR ENTIRETY. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION RELATING TO THE EQUITY OFFERINGS. REFERENCES TO THE COMPANY IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE THE COMPANY AND ITS SUBSIDIARIES, UNLESS OTHERWISE INDICATED.

                                  THE COMPANY

    The Company is one of the world's leading manufacturers of packaging products and is the largest manufacturer of glass containers in the United States, North America, South America and India and the second largest in Europe. With the recent acquisition of the worldwide glass and plastics packaging businesses of BTR plc ("BTR"), the Company also is the sole manufacturer of glass containers in Australia and New Zealand. Approximately one of every two glass containers made worldwide is made by the Company, its affiliates or licensees. The Company is also a market leader in the plastic containers and closures segments of the rigid packaging market in North America. The Acquisition (as defined herein) has increased the range of products through which the Company provides plastic packaging to its customers, particularly in North America. The Acquisition also expanded the Company's international plastics operations in several parts of the world, including the Asia-Pacific region, Latin America, Europe and the Middle East. In 1992, the first full year following the Company's initial public offering of its Common Stock, the Company reported earnings from continuing operations of $78.3 million, or $0.66 per share (basic). In 1997, reported earnings from continuing operations were $272.4 million, or $2.03 per share (basic). Excluding the effect of certain unusual items, 1997 earnings from continuing operations were $1.97 per share (basic).

    In 1997, on a pro forma basis after giving effect to the Acquisition, the Company's international glass container operations contributed approximately $2.4 billion, or 41%, of net sales, and its domestic glass container operations contributed approximately $1.8 billion, or 30% of net sales. In the United States, the Company has an approximate 45% share of the U.S. glass container segment of the rigid packaging market. The Company's plastics packaging business, which consists of plastic containers, plastic closures, plastic prescription containers, labels, and multipack plastic carriers for beverage containers, contributed approximately $1.7 billion, or 29% of the Company's net sales in 1997, on a pro forma basis after giving effect to the Acquisition. The Company competes in the rigid packaging market by emphasizing total package supply (i.e. bottle, label, and closure system), diversified market positions, proprietary technology and products, new package development and packaging innovation.

    The Company believes it is the technological leader in the worldwide glass and plastics packaging segments of the rigid packaging market and the low-cost producer in most segments in which it competes. Over the past five years, the Company has invested more than $265 million in research, development and engineering and more than $1.5 billion in capital expenditures (excluding acquisition expenditures) to increase capacity in key locations, commercialize its technology into new products and improve productivity. Through its investments in capital equipment, processes and engineering for both its glass and plastics businesses, the Company strives to increase machine productivity, improve process quality and control costs. By utilizing a total-system approach to production technology and process control improvements, the Company has been able to achieve significant annual machine and labor productivity gains. As a result, the Company believes it is able to maintain a service-based and cost-based competitive advantage over most of its major competitors. The Company's technical leadership also provides significant licensing opportunities in the growing international glass segment of the rigid packaging market.

    The Company also manufactures glass container forming machinery and related spare parts which it uses internally and sells to affiliates and licensees. The Company believes it is one of the world's leading suppliers of glass container forming machinery.

OVERVIEW OF BTR PACKAGING

    As part of the Company's strategy to expand its international operations, on April 30, 1998 the Company acquired the worldwide glass and plastics packaging businesses of BTR plc (the "BTR Transaction"). In the BTR Transaction, the Company acquired BTR's glass container operations in the Asia-Pacific region and its plastics packaging operations in the United States and a number of other countries around the world ("BTR Packaging"), as well as BTR's United Kingdom glass container manufacturer ("Rockware Glass"). Pursuant to an agreement with the Commission of the European Communities, the Company has committed to sell Rockware Glass (the "Rockware Sale"). The BTR Transaction, assuming completion of the Rockware Sale, is referred to herein as the "Acquisition."

    The Acquisition significantly expands the Company's glass packaging business internationally and positions the Company as a leading producer of glass containers in the Asia-Pacific region. BTR Packaging is the sole glass container manufacturer in Australia and New Zealand, with leading market positions in those markets, and has operations in China and Indonesia. The Acquisition also significantly expands the Company's customer base and enhances its capabilities to serve as a global supplier for its customers. For over 30 years, the Company has provided technology and equipment to BTR Packaging's glass container operations under a series of technical assistance agreements.

    BTR Packaging is the leading supplier of custom polyethylene terephthalate ("PET") containers in North America, Australia and New Zealand, and has operations in the United Kingdom, the Netherlands, Mexico, Brazil, China, Hungary and Saudi Arabia. In addition, it is a leading manufacturer of rigid plastic containers, tubes and closures in Australia. In its plastics business, BTR Packaging focuses on the custom PET market, excluding carbonated soft drinks in the United States, and produces PET containers for a number of applications that require special processing to ensure heat resistance for food and beverage containers that are filled at high temperatures, and to enhance barrier protection in order to increase shelf life. BTR Packaging developed proprietary technologies for these heat-set, multi-layer barrier products and is recognized as a worldwide leader in multi-layer plastic packaging technology and product innovation, with more than 300 patents. BTR Packaging is a major supplier to a number of international food and beverage companies.

    BTR Packaging's international operations provide the Company with an expanded base from which to pursue growth of its plastics business internationally. Its product lines are complementary to the Company's existing product lines and provide the Company with cross-selling opportunities for its closures both domestically and internationally. Moreover, the Company intends to pursue growth opportunities for custom, multi-layer PET packaging products in the United States by broadening its customer base and internationally by using the Company's existing presence to pursue expansion into new markets for these products.

    In 1997, BTR Packaging's glass business had sales of $652 million and Adjusted EBITDA (as defined herein) of $232 million, resulting in an Adjusted EBITDA margin of 36%, and its plastics business had sales of $565 million and Adjusted EBITDA of $181 million, resulting in an Adjusted EBITDA margin of 32%.

BUSINESS STRATEGY

    The Company's business strategy is to:

    EXPAND INTERNATIONAL GLASS CONTAINER OPERATIONS

    The Company has expanded and intends to continue to expand its international glass container operations by (i) selectively acquiring companies with leading positions in growing markets, (ii) increasing the capacity of selected foreign affiliates, and (iii) expanding the global network of glass container companies that license the Company's technology. With the Acquisition, the Company has significant ownership positions in companies located in 19 foreign countries. On a pro forma basis, international glass net sales in 1997 were larger than domestic glass net sales for the first time in the Company's history. International glass net sales have grown from $640 million in 1992 to approximately $2.4 billion in 1997, on a pro forma basis giving effect to the Acquisition. The Company believes that demographic and economic trends in certain developing regions of the world, particularly portions of Latin America, Eastern Europe, India and China, where per capita glass container consumption is relatively low but growing, will lead to an increase in the demand for glass containers in these markets. These trends include rising disposable incomes, increasing processed food and beverage consumption, additional investments in such regions by multi-national food and beverage companies, many of which are existing customers of the Company, and a trend from the use of returnable containers to the purchase of one-way recyclable containers. In addition, the Company's international glass manufacturing operations generally benefit from lower production costs than its domestic manufacturing operations. Since 1991, excluding the Acquisition, the Company has made 11 international glass container acquisitions, including the acquisitions of manufacturing operations in India, Hungary, Finland, Estonia, China, the Czech Republic, Italy and Spain in 1995, 1996 and 1997. The Company believes the addition of BTR Packaging positions the Company to expand its global presence and to better serve the growing market for glass containers in the Asia-Pacific region. The Company also participates in regions of the world where it does not have an existing manufacturing presence by entering into technical assistance agreements with glass container manufacturers in such regions. In addition to the Company's consolidated subsidiaries and BTR Packaging, the Company has technical assistance agreements with 19 different companies in 19 countries covering services ranging from manufacturing and engineering assistance to support functions such as marketing, sales and administration.

    GROW PLASTICS PACKAGING BUSINESS BOTH DOMESTICALLY AND INTERNATIONALLY

    The Company intends to continue to grow its plastics packaging business both domestically and internationally by focusing on those segments of the plastics packaging market where customers seek to use distinctive packaging to differentiate their products. The Company believes the addition of BTR Packaging enhances its position as a leading producer of plastic containers and gives the Company access to industry-leading PET technology for custom containers. The Company believes it is the largest producer of rigid plastics packaging in North America, excluding the plastic carbonated soft drink container segment, a segment in which the Company has chosen not to participate. The Company believes its plastic container (blow molding) operations have the leading share of this segment of the rigid packaging market, with leading positions in household, personal care and health care products, and significant positions in food and automotive products. With the Acquisition, the Company also has the leading market share in custom PET containers, excluding those for carbonated soft drinks, in North America. The Company believes it is the largest producer of injection molded plastics packaging in North America, with leading positions in child resistant closures, tamper evident closures, dispensing packaging components and prescription vials. The Company intends to pursue cross-selling opportunities between its existing containers and closures businesses and BTR Packaging. The Company also believes it is a leading producer of plastic in-mold labels for the plastic container industry. Internationally, the Acquisition expands the Company's plastics packaging operations in Europe, Mexico and South America and add plastics packaging operations in Australia, New Zealand, Saudi Arabia and China. The Company believes it is a leader in technology and development of custom rigid plastic packaging products and has one of the shortest new product development cycles in the industry, enabling the Company to provide superior service in the service-sensitive custom plastics packaging market.

    IMPROVE DOMESTIC GLASS CONTAINER MARGINS

    The Company's domestic glass container strategy is focused on continuing to improve margins through greater machine and labor productivity. The Company believes that its internally developed machines are significantly more efficient and productive than those used by its competitors, making it the low-cost manufacturer and the recognized technological leader in the glass container manufacturing industry.

    The Company's glass container market strategy is to focus on growing or stable segments of the domestic glass container segment of the rigid packaging market, particularly those which can benefit from the Company's high productivity machines and strategic plant locations. The Company believes that glass containers are a preferred packaging alternative for many customers marketing premium products with a high quality image. Customers marketing premium beer, wine, liquor, juices and teas, baby food and many other food products choose glass containers as their package material of choice to help convey the high quality, purity and premium characteristics of their products. The Company believes it is the leading producer of glass containers for the beer, juices and teas, baby food and many other food markets. Unit shipments in the U.S. to brewers and food producers, including producers of juices and teas, approximated 90%, 90% and 87% of the Company's total U.S. glass container unit shipments for 1997, 1996 and 1995, respectively.

AMENDED BANK CREDIT AGREEMENT; REPAYMENT OF TERM LOAN

    The Company financed the approximately $3.6 billion purchase price for the BTR Transaction with borrowings under a new Second Amended and Restated Credit Agreement (the "Amended Bank Credit Agreement"). The Amended Bank Credit Agreement provides up to $7.0 billion in credit facilities and consists of (i) a $2.5 billion term loan to the Company (the "Term Loan") due by October 30, 1999 and (ii) a $4.5 billion revolving credit facility (the "Revolving Credit Facility") available to the Company, including a $1.75 billion fronted offshore loan revolving facility (the "Offshore Facility" and together with the Term Loan and the Revolving Credit Facility, the "Credit Facilities") available, subject to certain sublimits, to certain of the Company's foreign subsidiaries and denominated in certain foreign currencies. The Revolving Credit Facility, including the Offshore Facility, terminates on December 31, 2001. All of the obligations of the Company's foreign subsidiaries under the Offshore Facility are guaranteed by the Company. The Company intends to repay the Term Loan with the proceeds from the Offerings and the Rockware Sale.

    Loans under the Term Loan and the Revolving Credit Facility bear interest, at the Company's option, at the prime rate or a reserve adjusted eurodollar rate plus a margin linked to the Company's leverage ratio. Loans under the Offshore Facility ("Offshore Loans") bear interest, at the applicable borrower's option, at the applicable Offshore Base Rate (as defined in the Amended Bank Credit Agreement) or the applicable reserve Adjusted Offshore Periodic Rate (as defined in the Amended Bank Credit Agreement) plus a margin linked to the Company's leverage ratio. The Company pays the lenders a facility fee, initially established at 1/2% per annum on the outstanding principal amount of the Term Loan and the total Revolving Credit Facility commitments, subject to reduction (or increase, but not above 1/2%) based on attaining (or failing to attain) certain leverage ratios. The Company also paid certain underwriting and other fees to the lenders and agents upon the closing of the Amended Bank Credit Agreement.

    The Credit Facilities are unsecured. However, in the event the Company's leverage ratio exceeds a specified level as of June 30, 1999 the Company is required to (i) cause its direct wholly owned subsidiary, Owens-Illinois Group, Inc. ("Group") and the first- and second-tier subsidiaries of Group to guaranty the

Credit Facilities and (ii) cause the Credit Facilities, the Company guaranty and the subsidiary guarantees to be secured by pledges of the stock and intercompany debt obligations of Group and the other subsidiary guarantors. See "Risk Factors--Pledge Arrangements."

    The Amended Bank Credit Agreement contains, among other things, restrictions on the Company's and its subsidiaries' ability to incur indebtedness and liens, pay dividends, make distributions or other payments, engage in mergers and consolidations, make investments and acquisitions, sell assets and engage in certain transactions with affiliates. In addition, the Company is required to maintain compliance with certain covenants relating to interest coverage and leverage. The Amended Bank Credit Agreement also contains customary events of default, including upon a change of control.

    The principal executive office of the Company is located at One SeaGate, Toledo, Ohio 43666; the telephone number is (419) 247-5000.

                                  THE OFFERING

Convertible Preferred Stock offered....  8,000,000 shares

Dividends..............................  Annual cumulative dividends of $2.375 per share of the Convertible Preferred Stock accruing from the
                                         date of original issuance will be payable in cash
                                         quarterly on each May 15, August 15, November 15,
                                         and February 15, commencing August 15, 1998, with
                                         respect to the period commencing on the date of
                                         issuance of the Convertible Preferred Stock.

Conversion into Common Stock...........  The Convertible Preferred Stock will be convertible at the option of the holder at any time, unless
                                         previously redeemed, into shares of Common Stock at
                                         an initial conversion rate of 0.9491 shares of
                                         Common Stock for each share of Convertible
                                         Preferred Stock (equivalent to a 26.00% conversion
                                         premium per share of Common Stock), subject to
                                         adjustment in certain events.

Liquidation Rights.....................  $50.00 per share of Convertible Preferred Stock, plus an amount equal to any accumulated and unpaid
                                         dividends.

Redemption.............................  The Convertible Preferred Stock may not be redeemed prior to May 15, 2001. At any time on or after such
                                         date, the Convertible Preferred Stock may be
                                         redeemed only in shares of Common Stock at the
                                         option of the Company at the redemption prices set
                                         forth herein plus accrued and unpaid dividends, if
                                         any, to the redemption date.

Voting Rights..........................  The holders of the Convertible Preferred Stock will not have any voting rights, except as required by
                                         applicable law and except that among other things,
                                         whenever accrued and unpaid dividends on the
                                         Convertible Preferred Stock are equal to or exceed
                                         the equivalent of six quarterly dividends payable
                                         on the Convertible Preferred Stock, such holders
                                         voting separately as a class with the holders of
                                         shares of any other series of parity stock upon
                                         which like voting rights have been conferred and
                                         are exercisable, will be entitled to elect two
                                         directors to the Board until the dividend arrearage
                                         has been paid or amounts have been set apart for
                                         such payment. In addition, certain changes that
                                         would be materially adverse to the rights of
                                         holders of the Convertible Preferred Stock cannot
                                         be made without the vote of holders of two-thirds
                                         of the outstanding Convertible Preferred Stock.

Listing................................  The Convertible Preferred Stock has been approved for listing on The New York Stock Exchange, subject
                                         to notice of official issuance, under the symbol
                                         "OI.PrA." The Common Stock is quoted on The New
                                         York Stock Exchange under the symbol "OI."

Ranking................................  The Convertible Preferred Stock will be senior to the Common Stock and the Exchangeable Preferred
                                         Stock with respect to dividends and upon
                                         liquidation, dissolution or winding up.

Use of Proceeds........................  The net proceeds from the Preferred Stock Offering, together with the net proceeds from the concurrent
                                         Common Stock Offering and Debt Offerings will be
                                         used to repay a portion of the Term Loan. See "Use
                                         of Proceeds."

Risk Factors...........................  Prospective investors should carefully consider all the information set forth and incorporated by
                                         reference herein and, in particular, should
                                         evaluate the specific factors set forth under "Risk
                                         Factors" before purchasing any of the shares of
                                         Convertible Preferred Stock offered hereby.

Common Stock Issued and Outstanding
  (1)..................................  140,785,440 shares

Common Stock Issuable Upon Conversion
  of Convertible Preferred Stock at
  Initial Conversion Price.............  7,592,800 shares

------------------------

(1) Excludes, at May 13, 1998, 1,977,294 shares of Common Stock issuable pursuant to immediately exercisable stock options and 57,440 and 176,314 shares of Common Stock issuable in exchange for the Company's Series A Exchangeable Preferred Stock and Series B Exchangeable Preferred Stock, respectively. Also excludes 13,800,000 shares of Common Stock issuable in the Common Stock Offering and 7,592,800 shares of Common Stock issuable upon conversion of the Convertible Preferred Stock.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

    The actual consolidated financial data presented below relate to each of the three month periods ended March 31, 1998 and 1997 and each of the three years in the period ended December 31, 1997. The actual financial data for the three month periods ended March 31, 1998 and 1997 were derived from the unaudited consolidated financial statements of the Company, which in the opinion of management, reflect all adjustments necessary, which consist only of normal recurring adjustments, for a fair presentation of the interim period financial data. The results of the three months are not necessarily indicative of the results to be expected for the full year. The actual consolidated financial data related to each of the three years in the period ended December 31, 1997 have been derived from the Company's Consolidated Financial Statements which were audited by Ernst & Young LLP, independent auditors. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, the notes thereto and the other financial data and statistical information included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. See "Selected Consolidated Financial Data."

    The unaudited pro forma information presented below was derived from the unaudited pro forma condensed consolidated financial statements and notes thereto (the "Pro Forma Statements") included in this Prospectus Supplement under "Unaudited Pro Forma Condensed Consolidated Financial Information."

                                                                     THREE MONTHS ENDED MARCH 31,
                                                              ------------------------------------------
                                                                    1998(A)               1997(A)
                                                              --------------------  --------------------
                                                              PRO FORMA   ACTUAL    PRO FORMA   ACTUAL
                                                              ---------  ---------  ---------  ---------
                                                                     (MILLIONS OF DOLLARS, EXCEPT
                                                                  RATIOS, SHARE AND PER SHARE DATA)
CONSOLIDATED OPERATING RESULTS:
Revenues:
Net sales...................................................  $ 1,383.9  $ 1,098.5  $ 1,367.2  $ 1,056.3
Other(b)....................................................       64.0       59.7       64.2       59.9
                                                              ---------  ---------  ---------  ---------
                                                                1,447.9    1,158.2    1,431.4    1,116.2
Costs and expenses:
Manufacturing, shipping and delivery........................    1,069.5      861.1    1,075.2      844.9
Research, engineering, selling, administrative and
  other(c)..................................................      158.9      114.8      130.2      101.0
                                                              ---------  ---------  ---------  ---------
Earnings before interest expense, income taxes and minority
  share owners' interests...................................      219.5      182.3      226.0      170.3
Interest expense............................................      104.6       65.2      124.2       85.9
                                                              ---------  ---------  ---------  ---------
Earnings before income taxes and minority share owners'
  interests.................................................      114.9      117.1      101.8       84.4
Provision for income taxes(d)...............................       35.8       28.8       33.3       23.4
Minority share owners' interests in earnings of
  subsidiaries..............................................        4.9        7.9        6.6        6.4
                                                              ---------  ---------  ---------  ---------
Net earnings................................................  $    74.2  $    80.4  $    61.9  $    54.6
                                                              ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------
Net earnings per share of common stock:
  Basic.....................................................  $    0.45  $    0.57  $    0.42  $    0.44
  Diluted...................................................       0.44       0.56       0.41       0.44

OTHER DATA:
EBITDA(e)...................................................      347.5      266.4      348.5      244.5
Adjusted EBITDA(f)..........................................      350.1      264.2      346.3      242.3
Depreciation................................................      105.2       74.9      102.4       67.7
Amortization of excess cost and intangibles.................       28.7       15.1       27.9       14.3
Additions to property, plant and equipment..................      141.1      103.6      113.8       76.6
Ratio of earnings to fixed charges..........................       2.0x       2.6x       1.7x       1.8x
Ratio of earnings to combined fixed charges and preferred
  stock dividends...........................................       1.9x       2.6x       1.6x       1.8x
Ratio of Adjusted EBITDA to interest expense................       3.3x       4.1x       2.8x       2.8x
Weighted average shares outstanding (000's).................    154,420    140,620    135,613    121,813
Weighted diluted average shares (000's)(g)..................    156,205    142,405    138,269    124,469

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital.............................................  $     932  $     717             $     650
Total assets................................................     10,307      6,895                 6,695
Total debt..................................................      5,506      3,388                 3,570
Share owners' equity........................................      2,324      1,385                   757

                                                        (FOOTNOTES ON PAGE S-12)

                                                                              YEARS ENDED DECEMBER 31,
                                                                     ------------------------------------------
                                                                     PRO FORMA              ACTUAL
                                                                     ---------  -------------------------------
                                                                      1997(A)    1997(A)     1996       1995
                                                                     ---------  ---------  ---------  ---------
                                                                            (MILLIONS OF DOLLARS, EXCEPT
                                                                         RATIOS, SHARE AND PER SHARE DATA)
CONSOLIDATED OPERATING RESULTS:
Revenues:
Net sales..........................................................  $ 5,875.7  $ 4,658.5  $ 3,845.7  $ 3,763.2
Other(b)...........................................................      204.5      169.9      130.5      117.8
                                                                     ---------  ---------  ---------  ---------
                                                                       6,080.2    4,828.4    3,976.2    3,881.0
Costs and expenses:
Manufacturing, shipping and delivery...............................    4,543.0    3,666.4    3,025.6    2,948.5
Research, engineering, selling, administrative and other(c)........      570.6      407.0      323.9      322.9
                                                                     ---------  ---------  ---------  ---------
Earnings before interest expense, income taxes, minority share
  owners' interests, and extraordinary items.......................      966.6      755.0      626.7      609.6
Interest expense...................................................      457.9      302.7      302.6      299.6
                                                                     ---------  ---------  ---------  ---------
Earnings before income taxes, minority share owners' interests and
  extraordinary items..............................................      508.7      452.3      324.1      310.0
Provision for income taxes.........................................      171.4      148.5      104.9      100.8
Minority share owners' interests in earnings of subsidiaries.......       24.4       31.4       28.1       40.1
                                                                     ---------  ---------  ---------  ---------
Earnings before extraordinary items................................  $   312.9  $   272.4  $   191.1  $   169.1
                                                                     ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------
Earnings before extraordinary items per share of common stock:
  Basic............................................................  $    1.98  $    2.03  $    1.58  $    1.40
  Diluted..........................................................       1.97       2.01       1.55       1.37

OTHER DATA:
EBITDA(e)..........................................................  $ 1,464.4  $ 1,070.8  $   871.0  $   813.0
Adjusted EBITDA(f).................................................    1,481.3    1,068.6      871.0      813.0
Depreciation.......................................................      411.2      283.5      219.8      188.3
Amortization of excess cost and intangibles........................      110.2       55.9       46.8       44.8
Additions to property, plant and equipment.........................      627.2      471.3      388.4      283.6
Ratio of earnings to fixed charges.................................       2.0x       2.4x       2.0x       1.9x
Ratio of earnings to combined fixed charges and preferred stock
  dividends........................................................       1.9x       2.3x       1.9x       1.9x
Ratio of Adjusted EBITDA to interest expense.......................       3.2x       3.5x       2.9x       2.7x
Ratio of total debt to Adjusted EBITDA.............................                  3.1x       3.9x       3.5x
Weighted average shares outstanding (000's)........................    147,397    133,597    120,276    119,343
Weighted diluted average shares (000's)(g).........................    149,476    135,676    123,567    123,161

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital....................................................             $     604  $     380  $     328
Total assets.......................................................                 6,845      6,105      5,439
Total debt.........................................................                 3,324      3,395      2,833
Share owners' equity...............................................                 1,342        730        532

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(FOOTNOTES FROM PREVIOUS PAGES)

------------------------------

(a) Results of operations since January 1997 include the acquisition of AVIR S.p.A. ("AVIR"). Also during the period from May to October 1997, the Company completed a refinancing plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(b) Other revenues includes: (1) a net gain of $18.5 million ($11.4 million after tax) related to the termination of a license agreement, including charges for related equipment writeoffs and capacity adjustments in the three months ended March 31, 1998 and (2) a gain from a divestiture of $16.3 million ($16.3 million after tax) in the three months ended March 31, 1997 and in the year ended December 31, 1997.

(c) In the first quarter of 1998, the Company recorded charges of $16.3 million ($10.1 million after tax) for the settlement of certain environmental litigation and for severance costs at certain international affiliates. In the first quarter of 1998, BTR Packaging recorded exchange losses of $4.2 million resulting from devaluation of the Indonesian currency and charges of $4.8 million ($3.1 million after tax) for severance costs. In the first quarter of 1997, the Company recorded a charge of $14.1 million ($8.7 million after tax) principally for the estimated cost of guaranteed lease obligations of a previously divested business. In the fourth quarter of 1995, the Company recorded a charge of $40.0 million ($24.7 million after tax) to write down the asbestos insurance asset and a net credit of $40.0 million ($24.7 million after tax) primarily from the reduction of previously established restructuring reserves. In 1997, BTR Packaging recorded charges of $19.1 million ($12.2 million after tax) for capacity curtailment and restructuring.

(d) In the first quarter of 1998, the Company recorded a tax benefit of $15.1 million to adjust net deferred income tax liabilities as a result of changes in Italy's tax laws.

(e) EBITDA is comprised of earnings from continuing operations before interest expense, income taxes, minority share owners' interests and extraordinary items and excludes depreciation, amortization of excess cost and intangibles and interest income of $5.9 million (pro forma and actual) and $7.8 million (pro forma and actual) in the three month periods ended March 31, 1998 and 1997, respectively, and $23.6 million (pro forma and actual), $22.3 million and $29.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. EBITDA is a measure of the Company's ability to service its debt. It is not an alternative to net income as a measure of the Company's results of operations (as interest income, interest expense, depreciation, amortization, income taxes, minority share owners' interests and extraordinary items are included in the determination of net income) or to cash flows as a measure of liquidity (as cash flows include the cash effects of all operating, financing and investing activities). Rather, it is included herein because EBITDA is a widely accepted financial indicator used by certain investors and financial analysts to assess and compare companies on the basis of operating performance. EBITDA as computed may not be comparable to similarly-titled measures of other companies.

(f) Adjusted EBITDA excludes: (1) a net gain of $18.5 million in the three months ended March 31, 1998; (2) unusual charges of $16.3 million in the three months ended March 31, 1998 ($21.1 million on a pro forma basis); (3) a gain from a divestiture of $16.3 million in the three months ended March 31, 1997 and in the year ended December 31, 1997 and (4) unusual charges of $14.1 million in the three months ended March 31, 1997 and in the year ended December 31, 1997 ($33.2 million on a pro forma basis in the year ended December 31, 1997) (see footnotes (b) and (c) above).

(g) Shares of Common Stock issuable upon conversion of the Convertible Preferred Stock in the pro forma periods and stock options to purchase 11,429, 146,975 and 781,290, weighted average shares of Common Stock which were outstanding during the year end periods of 1997, 1996 and 1995, respectively, were not included in the computation of diluted earnings per share because the effect would be antidilutive.

                                  RISK FACTORS

    PURCHASERS OF THE CONVERTIBLE PREFERRED STOCK OFFERED HEREBY SHOULD CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THIS PROSPECTUS SUPPLEMENT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SUCH STATEMENTS ARE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE," "ESTIMATE," "PROJECTS," "MANAGEMENT BELIEVES," "THE COMPANY BELIEVES," "INTENDS," "EXPECTS" AND SIMILAR WORDS OR PHRASES. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES OR ASSUMPTIONS AND MAY BE AFFECTED BY CERTAIN OTHER FACTORS, INCLUDING THE SPECIFIC FACTORS SET FORTH BELOW. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY MAY VARY MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS IN THIS PARAGRAPH. THE COMPANY DISCLAIMS ANY OBLIGATION TO PUBLICLY ANNOUNCE THE RESULTS OF ANY REVISIONS TO ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT FUTURE EVENTS OR DEVELOPMENTS.

LEVERAGE; RESTRICTIVE DEBT COVENANTS

    At March 31, 1998, the Company had $3.4 billion of outstanding indebtedness. At March 31, 1998, on a pro forma basis after giving effect to the Acquisition, the Offerings and the anticipated use of proceeds, the Company's total indebtedness would have been $5.5 billion. The Company has indebtedness that is substantial in relation to its share owners' equity. At March 31, 1998, on a pro forma basis after giving effect to the Acquisition, the Offerings and the anticipated use of proceeds, the Company would have had a ratio of total debt to share owners' equity of 2.4 to 1.0. See "Consolidated Capitalization" and "Unaudited Pro Forma Condensed Consolidated Financial Information."

    The Company's Amended Bank Credit Agreement contains, among other things, certain restrictions on the ability of the Company and its subsidiaries to incur additional indebtedness, pay dividends, make distributions or other payments and create liens, and limitations on the Company's subsidiaries' abilities to make certain payments and create liens. Under the Amended Bank Credit Agreement, the Company will also be required to maintain compliance with certain financial ratios and tests.

    The pro forma financial information in this Prospectus Supplement assumes that the Company will receive proceeds of $0.6 billion in connection with the sale of Rockware Glass and will issue $1.1 billion of New Senior Debt Securities. The actual proceeds from the Rockware Sale will be determined at the time the Rockware Sale is completed and may be less than $0.6 billion. In addition, consummation of the Equity Offerings is not subject to consummation of the Debt Offerings. If the Company does not consummate the Debt Offerings (or issues less than $1.1 billion of New Senior Debt Securities) and/or the Company receives less than $0.6 billion in proceeds from the Rockware Sale, outstanding borrowings under the Term Loan will be higher than the borrowings reflected in the pro forma financial information. Any increase in the Company's leverage could affect the Company's ability to meet its financial ratios under the Amended Bank Credit Agreement. See "--Pledge Arrangements." Amounts outstanding under the Term Loan must be repaid by October 30, 1999. The restrictions contained in the Amended Bank Credit Agreement, combined with the short term nature of the Term Loan and the leveraged nature of the Company, could limit the ability of the Company to refinance borrowings under the Credit Facilities, to effect future financings, to implement its acquisition strategy or otherwise may restrict corporate activities. However, the Company does not believe that existing levels of debt have had, or that anticipated levels of debt will have, a material adverse effect on its ability to compete with its competitors.

    Any failure by the Company to comply with the covenants and restrictions contained in the Amended Bank Credit Agreement or any of the indentures relating to its outstanding debt could result in a default thereunder, which in turn could cause such indebtedness (and by reason of cross-default provisions, other indebtedness) to be declared immediately due and payable. The ability of the Company to comply with these provisions may be affected by events beyond its control.

PLEDGE ARRANGEMENTS

    The Credit Facilities are unsecured. However, in the event the Company's leverage ratio exceeds a specified level as of the end of June 30, 1999, the Company will be required to (i) cause Group and the first- and second-tier subsidiaries of Group to guaranty the Credit Facilities and (ii) cause the Credit Facilities, the Company guaranty and the subsidiary guarantees to be secured by pledges of the stock and intercompany debt obligations of Group and the other subsidiary guarantors (the "Pledged Collateral"). If these events occur, the Indenture for the New Senior Debt Securities will provide, and the indenture for the Company's $300 million aggregate principal amount of 7.85% Senior Notes due 2004 and $300 million aggregate principal amount of 8.10% Senior Notes due 2007 (collectively, the "Other Senior Notes") provides, that the Company must make effective provision for the New Senior Debt Securities and the Other Senior Notes to be directly secured equally and ratably with the Indebtedness (as defined in the Indenture) so secured. As a result, the Company's obligations under the New Senior Debt Securities and the Other Senior Notes would be secured by the Pledged Collateral. Under the pledge agreements and related intercreditor arrangements, Bankers Trust Company, as collateral agent (the "Collateral Agent") would agree to exercise any remedies with respect to the Pledged Collateral as directed by the secured parties holding 51% or more of the sum of (i) amounts outstanding under the Credit Facilities and all unused commitments thereunder and (ii) the aggregate outstanding principal amount of New Senior Debt Securities and Other Senior Notes. In addition, under the pledge agreements, the lenders under the Credit Facilities would have the right to release the Pledged Collateral. If these arrangements were effective as of the closing of the Offerings, based on the amounts the Company expects to be outstanding under the Credit Facilities after giving effect to the Offerings and the use of proceeds therefrom, the lenders under the Credit Facilities would have the ability to direct the Collateral Agent with respect to the exercise of remedies with respect to, and releases of, the Pledged Collateral. See "Prospectus Supplement Summary-- Amended Bank Credit Agreement; Repayment of Term Loan."

RISKS ASSOCIATED WITH THE INTEGRATION OF OTHER BUSINESSES

    The Company's growth strategy includes the acquisition of complementary businesses. The acquisition of BTR Packaging and any future acquisitions by the Company are subject to various risks and uncertainties, including the inability to assimilate effectively the operations, products, technologies and personnel of the acquired companies (some of which are located in diverse geographic regions), the potential disruption of the Company's existing business, the inability to maintain uniform standards, controls, procedures and policies, the need or obligation to divest portions of the acquired companies and the potential impairment of relationships with customers. In addition, there can be no assurance that the integration and consolidation of other businesses, including BTR Packaging, will achieve cost savings and operating synergies.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

    The Company operates manufacturing and other facilities on five continents and sells its products in over 25 countries. In addition, the Company expects to commit substantial resources to expand into new markets internationally. On a pro forma basis after giving effect to the Acquisition, net sales of the Company's international operations in 1997 totaled approximately $2.7 billion, representing approximately 46% of the Company's net sales. As a result of its international operations, the Company is subject to risks associated with operating in foreign countries, including political, social and economic instability; war and civil disturbances; taking of property by nationalization or expropriation without fair compensation; changes in government policies and regulations; devaluations and fluctuations in currency exchange rates; imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries; imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries; hyperinflation in certain foreign countries and imposition or increase of investment and other restrictions or requirements by foreign governments. Although such risks have not had a material adverse effect on the Company in the past, no assurance can be given that such risks will not have a material adverse effect on the Company in the future. See "Business" and "BTR Packaging."

RESTRICTIONS ON ABILITY TO PAY DIVIDENDS

    The ability of the Company to make dividend payments on the Convertible Preferred Stock will be dependent on the Company's future performance and liquidity. In addition, the Amended Bank Credit Agreement will contain restrictions on the ability of the Company to pay cash dividends and make other distributions on its capital stock, including the Convertible Preferred Stock. The Amended Bank Credit Agreement will permit the Company to pay cash dividends on its capital stock so long as such dividends, together with certain other distributions and payments by the Company, do not exceed the sum of $200 million plus 50% of consolidated net income (net income (loss) before extraordinary items of the Company and its subsidiaries on a consolidated basis) for the period from December 31, 1996 to the applicable date of determination. The Amended Bank Credit Agreement also will prohibit the Company from paying cash dividends if there is a default or event of default under the Amended Bank Credit Agreement. While the Company believes it will be able to comply with these provisions, if the Company is unable to do so, the Company will be prohibited from making dividend payments on the Convertible Preferred Stock.

LACK OF PUBLIC MARKET FOR THE CONVERTIBLE PREFERRED STOCK

    There is no established trading market for the Convertible Preferred Stock. The Underwriters have informed the Company that they intend to make a market in the Convertible Preferred Stock, as permitted by applicable laws and regulations; however, the Underwriters are not obligated to do so and may discontinue market making activities at any time without notice. Accordingly, there can be no assurance that a trading market for the Convertible Preferred Stock will develop. Moreover, if a market for the Convertible Preferred Stock does develop, the Convertible Preferred Stock could trade below the initial public offering price. The initial public offering price has been determined by agreement among the Company and the Underwriters and may not be indicative of the market price for Convertible Preferred Stock after the offering. If a market for the Convertible Preferred Stock does not develop, purchasers may be unable to resell the Convertible Preferred Stock for an extended period of time, if at all. Future trading prices of the Convertible Preferred Stock will depend upon many factors, including among other things, the Company's consolidated operating results and the market for the Company's Common Stock, which market is subject to various pressures, including, but not limited to, issuance of additional Preferred Stock, Common Stock or securities convertible or exchangeable into Common Stock. See "Description of Convertible Preferred Stock - Conversion Rights."

SIGNIFICANT KKR EQUITY INVESTMENT

    After giving effect to the Common Stock Offering and (excluding shares of Common Stock issuable upon conversion of the Covertible Preferred Stock), and based on shares of Common Stock outstanding as of May 13, 1998, approximately 23.3% of the outstanding shares of Common Stock of the Company will be held by three limited partnerships (the "KKR Partnerships"), the general partner of each of which is KKR Associates, L.P. ("KKR Associates"), an affiliate of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). KKR Associates has sole voting and investment power with respect to such shares. Consequently, KKR Associates and its general partners will be able to exercise significant influence over the business of the Company by virtue of their existing majority representation on the Board of Directors of the Company and their voting power with respect to the election of directors and actions requiring stockholder approval. In addition, KKR renders consulting and financial services to the Company and receives quarterly management fees.

TERMINATION OF KKR PARTNERSHIPS

    The limited partnership agreements pursuant to which two of the KKR Partnerships were organized will, by their terms, expire on December 31, 1999, unless amended by all of the limited partners to extend the term beyond such date. There can be no assurance that KKR Associates, as general partner of the KKR Partnerships, will seek an amendment or, if sought, that an amendment will be approved by the limited partners. If the partnership agreements expire, the limited partnerships will dissolve. In the event of the dissolution and winding up of the limited partnerships, KKR Associates will have sole discretion regarding the timing (which may be one or more years after the expiration of the partnership agreements) and manner of the disposition of any Common Stock held by such limited partnerships, including public or private sales of such Common Stock, the distribution of such Common Stock to the limited partners of the limited partnerships or a combination of the foregoing.

SHARES ELIGIBLE FOR FUTURE SALE

    After giving effect to the Common Stock Offering (and excluding shares of Common Stock issuable upon conversion of the Convertible Preferred Stock), and based on the number of shares of Common Stock outstanding as of May 13, 1998, the Company will have approximately 154,585,440 shares of Common Stock outstanding. The 36,000,000 shares held by the KKR Partnerships will continue to be "restricted shares" as defined in Rule 144 under the Securities Act. Such shares may be resold only if they are registered under the Securities Act or if an exemption from registration is available, including the exemption provided by Rule 144 under the Securities Act. The shares held by the KKR Partnerships are subject to demand and piggyback registration rights pursuant to the terms of a Registration Rights Agreement by and among the Company, the KKR Partnerships and KKR Associates. All of the remaining shares of Common Stock outstanding after the consummation of the Common Stock Offering, including 14,589,124 shares collectively held by the Trust for Owens-Illinois Hourly Retirement Plan and the Trust for Owens-Illinois Salary Retirement Plan, are freely tradeable without restriction under the Securities Act by persons other than "affiliates" of the Company. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. If such sales reduce the market price of the Common Stock, the Company's ability to raise additional capital in the equity markets could be adversely affected. Each of the Company, its directors, the KKR Partnerships, and certain of the Company's executive officers has agreed that, without the written consent of Smith Barney Inc., on behalf of the Underwriters, none of them will, directly or indirectly, offer, sell, contract to sell, pledge, hypothecate, grant any option to purchase or otherwise dispose of, any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock for a period of 90 days after the date of this Prospectus Supplement, subject to certain exceptions.

                                USE OF PROCEEDS

    The net proceeds to the Company from the Offerings are estimated to be $2,026.3 million after deducting underwriting discounts and estimated offering expenses ($2,153.8 million if the over-allotment options with respect to the Equity Offerings are exercised in full). The Company intends to use the net proceeds for the repayment of a portion of the Term Loan incurred in connection with the BTR Transaction. Borrowings under the Term Loan mature on October 30, 1999 and bear interest, at the Company's option, at the prime rate or a reserve adjusted eurodollar rate plus a margin linked to the Company's leverage ratio. If the over-allotment option is exercised with respect to the Common Stock Offering, the Company intends to satisfy a portion of its obligations with respect thereto by acquiring shares of Common Stock from a grantor trust that was established by the Company and currently holds approximately 1.2 million shares of Common Stock, which were acquired in 1991.

    The following table sets forth a summary of the expected sources and uses of funds (in millions of dollars):

SOURCES OF FUNDS
Common Stock Offering.............................................................  $   577.0
Preferred Stock Offering..........................................................      400.0
$350 million aggregate principal amount of Senior Notes due 2005..................      350.0
$250 million aggregate principal amount of Senior Notes due 2008..................      250.0
$250 million aggregate principal amount of Senior Debentures due 2010.............      250.0
$250 million aggregate principal amount of Senior Debentures due 2018.............      250.0
                                                                                    ---------
    Total sources of funds........................................................  $ 2,077.0
                                                                                    ---------
                                                                                    ---------
USES OF FUNDS
Repayment of Term Loan............................................................  $ 1,982.1
Estimated Fees and Expenses (including underwriters' discounts)...................       94.9
                                                                                    ---------
    Total uses of funds...........................................................  $ 2,077.0
                                                                                    ---------
                                                                                    ---------

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock is traded on The New York Stock Exchange under the symbol "OI." The following table sets forth, for each of the quarterly periods indicated, the high and low sale prices of the Common Stock as reported on The New York Stock Exchange.

YEAR                                                                             HIGH      LOW
------------------------------------------------------------------------------- -------  -------
1996

  First Quarter................................................................ $17 1/8  $13 5/8

  Second Quarter...............................................................  16 3/4   15 1/8

  Third Quarter................................................................  17 1/2   15 1/4

  Fourth Quarter...............................................................  22 3/4   15 1/4

1997

  First Quarter................................................................ $27 1/8  $21 1/2

  Second Quarter...............................................................  34       23 3/8

  Third Quarter................................................................  37 1/8   29 5/8

  Fourth Quarter...............................................................  38 3/8   29 3/4

1998

  First Quarter................................................................ $46 3/16 $33 3/4

  Second Quarter (through May 14, 1998)........................................  44 1/2   39

    No dividends have been declared or paid since the Company's initial public offering in December 1991 and the Company does not anticipate that it will pay any cash dividends on the Common Stock in the near future. The payment of any future dividends on the Common Stock will be determined by the Company's Board of Directors in light of conditions then existing, including the Company's earnings, financial condition, capital requirements, restrictions in financing arrangements, business conditions and other factors. The Company's Amended Bank Credit Agreement limits the Company's ability to declare and pay dividends. Future indentures and loan facilities, if any, obtained by the Company may prohibit or restrict the ability of the Company to pay dividends and make distributions to its stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources and Liquidity."

                          CONSOLIDATED CAPITALIZATION

    The following table sets forth as of March 31, 1998 (i) the historical consolidated capitalization of the Company and (ii) the consolidated capitalization of the Company giving pro forma effect to the Acquisition and related financing and adjusted to give effect to the Offerings and the application of the estimated net proceeds as described in "Use of Proceeds." The table should be read in conjunction with the Consolidated Financial Statements, the notes thereto and the other financial data and statistical information included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. See "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Selected Consolidated Financial Data."

                                                                                             AT MARCH 31, 1998
                                                                                           ----------------------
                                                                                                       PRO FORMA
                                                                                            ACTUAL    AS ADJUSTED
                                                                                           ---------  -----------

                                                                                           (MILLIONS OF DOLLARS,
                                                                                                EXCEPT SHARE
                                                                                           AND PER SHARE AMOUNTS)
Current debt:
  Short-term loans.......................................................................  $   127.3   $   127.3
  Long-term debt due within one year.....................................................       52.9        52.9
                                                                                           ---------  -----------
      Total current debt.................................................................  $   180.2   $   180.2
                                                                                           ---------  -----------
                                                                                           ---------  -----------
Long-term debt:
  Bank credit agreements.................................................................    2,243.0     3,260.9(a)

  11% Senior Debentures due 1999 to 2003.................................................       42.6        42.6
  7.85% Senior Notes due 2004............................................................      300.0       300.0
  7.15% Senior Notes due 2005............................................................                  350.0
  8.10% Senior Notes due 2007............................................................      300.0       300.0
  7.35% Senior Notes due 2008............................................................                  250.0
  7.50% Senior Debentures due 2010.......................................................                  250.0
  7.80% Senior Debentures due 2018.......................................................                  250.0
                                                                                           ---------  -----------
      Total notes and debentures.........................................................      642.6     1,742.6

  Other..................................................................................      322.1       322.1
                                                                                           ---------  -----------
      Total long-term debt...............................................................    3,207.7     5,325.6

Share owners' equity:
  Convertible preferred stock............................................................                  387.7
  Exchangeable preferred stock...........................................................       20.1        20.1
  Common stock, par value $.01 per share, 140,766,753 shares outstanding, 154,566,753
    shares outstanding as adjusted(b)....................................................        1.4         1.5
  Capital in excess of par value.........................................................    1,568.9     2,125.6
  Deficit................................................................................       (9.9)      (15.6)(c)
  Other accumulated comprehensive income.................................................     (195.2)     (195.2)
                                                                                           ---------  -----------
      Total share owners' equity.........................................................    1,385.3     2,324.1
                                                                                           ---------  -----------
Total capitalization.....................................................................  $ 4,593.0   $ 7,649.7
                                                                                           ---------  -----------
                                                                                           ---------  -----------

------------------------

(a) Includes $3.0 billion additional borrowings under the Amended Bank Credit Agreement in connection with the Acquisition and $1,982.1 million repayment of a portion of the Term Loan.

(b) Excludes 1,995,981 shares of Common Stock issuable pursuant to immediately exercisable stock options outstanding as of March 31, 1998.

(c) The deficit has been increased by $5.7 million for the write-off of unamortized finance fees associated with repayment of the Term Loan portion of the Amended Bank Credit Agreement.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

    The unaudited pro forma condensed consolidated statement of results of operations contained in this Prospectus Supplement gives effect to the following transactions and events as if they had occurred at the beginning of the period presented: (i) the Acquisition and related financing; (ii) the sale and issuance of 13,800,000 shares of Common Stock in the Common Stock Offering at an offering price of $41.8125 per share; (iii) the sale and issuance of 8,000,000 shares of Preferred Stock in the Preferred Stock Offering at an offering price of $50.00 per share; (iv) the sale and issuance of an aggregate $1.1 billion principal amount of New Senior Debt Securities in the Debt Offerings and (v) repayment of the Term Loan and payment of other fees and expenses in connection with the Offerings. For further information on the Acquisition, see "Prospectus Supplement Summary--The Company" and "--Overview of BTR Packaging."

    The unaudited pro forma condensed consolidated balance sheet contained in this Prospectus Supplement gives effect to the foregoing transactions and events as if they had occurred on March 31, 1998.

    THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS ARE PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED TO BE INDICATIVE OF THE COMPANY'S CONSOLIDATED FINANCIAL POSITION OR RESULTS OF OPERATIONS HAD SUCH EVENTS BEEN CONSUMMATED ON THE DATES ASSUMED. THE COMPANY'S ACTUAL CONSOLIDATED FINANCIAL POSITION AND RESULTS OF OPERATIONS IN FUTURE PERIODS WILL BE AFFECTED BY VARIOUS FACTORS, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL, INCLUDING FLUCTUATIONS IN THE COMPANY'S EARNINGS AND INCREASES IN THE NUMBER OF OUTSTANDING SHARES OF THE COMPANY'S COMMON STOCK. THE PRO FORMA STATEMENTS DO NOT, THEREFORE, PROJECT THE COMPANY'S FINANCIAL POSITION OR RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD. Notwithstanding the foregoing, the Company believes that the assumptions made with respect to such events provide a reasonable basis on which to present the Pro Forma Statements.

    The unaudited pro forma condensed consolidated financial information and accompanying notes should be read in conjunction with the Consolidated Financial Statements, the notes thereto and the other financial data contained elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF RESULTS OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998

                                                                              THREE MONTHS ENDED MARCH 31, 1998
                                                                  ---------------------------------------------------------
                                                                                                                PRO FORMA
                                                                                 ACQUISITION     OFFERINGS          AS
                                                                   ACTUAL        ADJUSTMENTS(A)  ADJUSTMENTS   ADJUSTED(D)
                                                                  --------       ---------       -------       ------------
                                                                  (MILLIONS OF DOLLARS, EXCEPT RATIOS, SHARE AND PER SHARE
                                                                                            DATA)
Revenues:
Net sales.......................................................  $1,098.5       $  285.4                        $1,383.9
Other...........................................................      59.7            4.3                            64.0
                                                                  --------       ---------                     ------------
                                                                   1,158.2          289.7                         1,447.9
Costs and expenses:
Manufacturing, shipping and delivery............................     861.1          208.4                         1,069.5
Research, engineering, selling, administrative and other........     114.8           44.1                           158.9
                                                                  --------       ---------                     ------------
                                                                     975.9          252.5                         1,228.4
                                                                  --------       ---------                     ------------
Earnings before interest expense, income taxes and minority
  share owners' interests.......................................     182.3           37.2                           219.5
Interest expense................................................      65.2           47.9        $ (8.5)(b)         104.6
                                                                  --------       ---------       -------       ------------
Earnings before income taxes and minority share owners'
  interests.....................................................     117.1          (10.7)          8.5             114.9
Provision for income taxes......................................      28.8            3.8           3.2(c)           35.8
Minority share owners' interests in earnings (losses) of
  subsidiaries..................................................       7.9           (3.0)                            4.9
                                                                  --------       ---------       -------       ------------
Net earnings....................................................      80.4       $  (11.5)       $  5.3              74.2
                                                                                 ---------       -------
                                                                                 ---------       -------
Exchangeable Preferred Stock dividends..........................        .4                                             .4
Convertible Preferred Stock dividends...........................                                                      4.8(e)
                                                                  --------                                     ------------
Earnings available to common share owners.......................  $   80.0                                       $   69.0
                                                                  --------                                     ------------
                                                                  --------                                     ------------
Net earnings per share of common stock:
    Basic.......................................................  $   0.57                                       $   0.45
                                                                  --------                                     ------------
                                                                  --------                                     ------------
    Diluted.....................................................  $   0.56                                       $   0.44
                                                                  --------                                     ------------
                                                                  --------                                     ------------

Weighted average shares outstanding (000's).....................   140,620                                        154,420
Weighted diluted average shares (000's).........................   142,405                                        156,205(f)

Ratio of earnings to fixed charges..............................      2.6x                                           2.0x
Ratio of earnings to combined fixed charges and preferred stock
  dividends.....................................................      2.6x                                           1.9x

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF RESULTS OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997

                                                                              THREE MONTHS ENDED MARCH 31, 1997
                                                                  ---------------------------------------------------------
                                                                                                                PRO FORMA
                                                                                 ACQUISITION     OFFERINGS          AS
                                                                   ACTUAL        ADJUSTMENTS(A)  ADJUSTMENTS   ADJUSTED(D)
                                                                  --------       ---------       -------       ------------
                                                                  (MILLIONS OF DOLLARS, EXCEPT RATIOS, SHARE AND PER SHARE
                                                                                            DATA)
Revenues:
Net sales.......................................................  $1,056.3       $  310.9                        $1,367.2
Other...........................................................      59.9            4.3                            64.2
                                                                  --------       ---------                     ------------
                                                                   1,116.2          315.2                         1,431.4
Costs and expenses:
Manufacturing, shipping and delivery............................     844.9          230.3                         1,075.2
Research, engineering, selling, administrative and other........     101.0           29.2                           130.2
                                                                  --------       ---------                     ------------
                                                                     945.9          259.5                         1,205.4
                                                                  --------       ---------                     ------------
Earnings before interest expense, income taxes and minority
  share owners' interests.......................................     170.3           55.7                           226.0
Interest expense................................................      85.9           44.7        $ (6.4)(b)         124.2
                                                                  --------       ---------       -------       ------------
Earnings before income taxes and minority share owners'
  interests.....................................................      84.4           11.0           6.4             101.8
Provision for income taxes......................................      23.4            7.5           2.4(c)           33.3
Minority share owners' interests in earnings (losses) of
  subsidiaries..................................................       6.4             .2                             6.6
                                                                  --------       ---------       -------       ------------
Net earnings....................................................      54.6       $    3.3        $  4.0              61.9
                                                                                 ---------       -------
                                                                                 ---------       -------
Exchangeable Preferred Stock dividends..........................        .4                                             .4
Convertible Preferred Stock dividends...........................                                                      4.8(e)
                                                                  --------                                     ------------
Earnings available to common share owners.......................  $   54.2                                       $   56.7
                                                                  --------                                     ------------
                                                                  --------                                     ------------
Net earnings per share of common stock:
    Basic.......................................................  $   0.44                                       $   0.42
                                                                  --------                                     ------------
                                                                  --------                                     ------------
    Diluted.....................................................  $   0.44                                       $   0.41
                                                                  --------                                     ------------
                                                                  --------                                     ------------

Weighted average shares outstanding (000's).....................   121,813                                        135,613
Weighted diluted average shares (000's).........................   124,469                                        138,269(f)

Ratio of earnings to fixed charges..............................      1.8x                                           1.7x
Ratio of earnings to combined fixed charges and preferred stock
  dividends.....................................................      1.8x                                           1.6x

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF RESULTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                YEAR ENDED DECEMBER 31, 1997
                                                                  ---------------------------------------------------------
                                                                                                                PRO FORMA
                                                                                 ACQUISITION     OFFERINGS          AS
                                                                   ACTUAL        ADJUSTMENTS(A)  ADJUSTMENTS   ADJUSTED(D)
                                                                  --------       ---------       -------       ------------
                                                                  (MILLIONS OF DOLLARS, EXCEPT RATIOS, SHARE AND PER SHARE
                                                                                            DATA)
Revenues:
Net sales.......................................................  $4,658.5       $1,217.2                        $5,875.7
Other...........................................................     169.9           34.6                           204.5
                                                                  --------       ---------                     ------------
                                                                   4,828.4        1,251.8                         6,080.2
Costs and expenses:
Manufacturing, shipping and delivery............................   3,666.4          876.6                         4,543.0
Research, engineering, selling, administrative and other........     407.0          163.6                           570.6
                                                                  --------       ---------                     ------------
                                                                   4,073.4        1,040.2                         5,113.6
                                                                  --------       ---------                     ------------
Earnings before interest expense, income taxes, minority share
  owners' interests and extraordinary items.....................     755.0          211.6                           966.6
Interest expense................................................     302.7          183.3        $(28.1)(b)         457.9
                                                                  --------       ---------       -------       ------------
Earnings before income taxes, minority share owners' interests
  and extraordinary items.......................................     452.3           28.3          28.1             508.7
Provision for income taxes......................................     148.5           12.2          10.7(c)          171.4
Minority share owners' interests in earnings (losses) of
  subsidiaries..................................................      31.4           (7.0)                           24.4
                                                                  --------       ---------       -------       ------------
Earnings before extraordinary items.............................     272.4       $   23.1        $ 17.4             312.9
                                                                                 ---------       -------
                                                                                 ---------       -------
Exchangeable Preferred Stock dividends..........................       1.5                                            1.5
Convertible Preferred Stock dividends...........................                                                     19.0(e)
                                                                  --------                                     ------------
Earnings available to common share owners.......................  $  270.9                                       $  292.4
                                                                  --------                                     ------------
                                                                  --------                                     ------------
Earnings before extraordinary items per share of common stock:
    Basic.......................................................  $   2.03                                       $   1.98
                                                                  --------                                     ------------
                                                                  --------                                     ------------
    Diluted.....................................................  $   2.01                                       $   1.97
                                                                  --------                                     ------------
                                                                  --------                                     ------------

Weighted average shares outstanding (000's).....................   133,597                                        147,397
Weighted diluted average shares (000's).........................   135,676                                        149,476(f)

Ratio of earnings to fixed charges..............................      2.4x                                           2.0x
Ratio of earnings to combined fixed charges and preferred stock
  dividends.....................................................      2.3x                                           1.9x

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                       STATEMENT OF RESULTS OF OPERATIONS

    (a) For purposes of the pro forma condensed consolidated statement of results of operations, funding of the total purchase consideration of approximately $3.6 billion for the BTR Transaction is assumed to be provided by borrowings under the Amended Bank Credit Agreement. Net proceeds from the Rockware Sale have been estimated at $0.6 billion and assumed used to repay a portion of such borrowings. Interest on the remaining net amount of $3.0 billion was calculated at weighted average rates in effect under the Company's existing bank credit agreement during the applicable period. A tax benefit was provided on such interest at the estimated statutory rate. The results of operations amounts represent the historical results of BTR Packaging translated from Australian dollars at average exchange rates of .68, .78 and .74 U.S. dollars per Australian dollar for the three month periods ended March 31, 1998 and 1997 and the year ended December 31, 1997, respectively. The reported U.S. dollar amounts for the three months ended March 31, 1998, were negatively impacted by a weaker Australian dollar compared to the three months ended March 31, 1997. The Company believes that a portion of the $1,894.2 million unallocated excess of purchase cost over net assets acquired in the Acquisition will ultimately be allocated to property, plant, and equipment and certain identifiable intangible assets. The detailed allocation of such excess has not been finalized; however, the Company believes that the composite average lives of the BTR Packaging assets, including the remaining unallocated excess of purchase cost over net assets acquired, will range from 30 to 40 years. The pro forma net earnings reflect amortization over 35 years, the average of this range. Amortization over 30 years would decrease net earnings by $9.0 million. Amortization over 40 years would increase net earnings by $6.7 million. These amounts are preliminary estimates and are subject to further refinement upon final determination of the detailed allocation of the purchase consideration for the Acquisition.

    (b) Assumes that the estimated net proceeds of $2,026.3 million from the Offerings will be used to repay $1,982.1 million outstanding under the Amended Bank Credit Agreement and to pay other expenses related to the Offerings and the Amended Bank Credit Agreement. The resulting pro forma adjustments to interest expense consist of the following (in millions of dollars):

                                                                                 THREE MONTHS          YEAR
                                                                               ENDED MARCH 31,        ENDED
                                                                             --------------------  DECEMBER 31,
                                                                               1998       1997         1997
                                                                             ---------  ---------  ------------
(1) Elimination of interest related to repayments of borrowings under the
    Amended Bank Credit Agreement..........................................  $   (31.7) $   (29.6)  $   (121.2)
(2) Interest on the New Senior Debt Securities:
    7.15% Senior Notes due 2005............................................        6.3        6.3         25.0
    7.35% Senior Notes due 2008............................................        4.6        4.6         18.4
    7.50% Senior Debentures due 2010.......................................        4.7        4.7         18.8
    7.80% Senior Debentures due 2018.......................................        4.9        4.9         19.5
(3) Amortization of estimated deferred finance fees related to:
    Amended Bank Credit Agreement..........................................        2.3        2.3          9.7
    New Senior Debt Securities.............................................        0.4        0.4          1.7
                                                                             ---------  ---------  ------------
                                                                             $    (8.5) $    (6.4)  $    (28.1)
                                                                             ---------  ---------  ------------
                                                                             ---------  ---------  ------------

    (c) The provision for income taxes has been adjusted to reflect the reduction in interest expense at the estimated statutory rates.

    (d) The unaudited pro forma condensed consolidated statements of results of operations do not include a charge of $9.3 million ($5.7 million after deducting estimated tax benefits) for the write-off of unamortized deferred finance fees associated with the assumed repayment of the Term Loan portion of the Amended Bank Credit Agreement.

    (e) Dividends on the Convertible Preferred Stock are based on a rate of 4.75%.

    (f) The additional 7,592,800 shares of Common Stock assumed issuable upon conversion of the Convertible Preferred Stock have been excluded from the weighted diluted average shares because the impact, combined with the elimination of the related dividends, would be antidilutive.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               AT MARCH 31, 1998

                                                                                ACQUISITION       OFFERINGS      PRO FORMA
                                                                      ACTUAL   ADJUSTMENTS(A)    ADJUSTMENTS    AS ADJUSTED
                                                                     --------  --------------   -------------   -----------
                                                                     (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)
ASSETS
Current assets:
  Cash.............................................................  $  230.0                                    $   230.0
  Short-term investments...........................................      23.1                                         23.1
  Receivables......................................................     708.0     $  191.1                           899.1
  Inventories......................................................     618.6        178.5                           797.1
  Prepaid expenses.................................................     140.2                                        140.2
                                                                     --------  --------------                   -----------
    Total current assets...........................................   1,719.9        369.6                         2,089.5
Investments and other assets:
  Investments and advances.........................................      90.9         50.6                           141.5
  Repair parts inventories.........................................     213.5         57.4                           270.9
  Prepaid pension..................................................     659.5         14.1                           673.6
  Insurance for asbestos-related costs.............................     223.2                                        223.2
  Deposits, receivables and other assets...........................     297.8         26.0        $  53.1(b)         376.9
  Excess of purchase cost over net assets acquired.................   1,269.9      1,894.2                         3,164.1
                                                                     --------  --------------   -------------   -----------
    Total investments and other assets.............................   2,754.8      2,042.3           53.1          4,850.2
Property, plant and equipment, at cost.............................   4,175.7        947.1                         5,122.8
Less accumulated depreciation......................................   1,755.2                                      1,755.2
                                                                     --------  --------------                   -----------
Net property, plant and equipment..................................   2,420.5        947.1                         3,367.6
                                                                     --------  --------------   -------------   -----------
    Total assets...................................................  $6,895.2     $3,359.0        $  53.1        $10,307.3
                                                                     --------  --------------   -------------   -----------
                                                                     --------  --------------   -------------   -----------
LIABILITIES AND SHARE OWNERS' EQUITY
Current liabilities:
  Short-term loans and long-term debt due within one year..........  $  180.2                                    $   180.2
  Current portion of asbestos-related liabilities..................      85.0                                         85.0
  Accounts payable and other liabilities...........................     737.8     $  154.6                           892.4
                                                                     --------  --------------                   -----------
    Total current liabilities......................................   1,003.0        154.6                         1,157.6
Long-term debt.....................................................   3,207.7      3,000.0        $(882.1)(c)      5,325.6
Deferred taxes.....................................................     249.1        154.5           (3.6)(d)        400.0
Nonpension postretirement benefits.................................     349.3                                        349.3
Other liabilities..................................................     461.0         12.0                           473.0
Commitments and contingencies
Minority share owners' interests...................................     239.8         37.9                           277.7
Share owners' equity:
  Convertible preferred stock......................................                                 387.7(e)         387.7
  Exchangeable preferred stock.....................................      20.1                                         20.1
  Common stock, par value $.01 per share,
    140,766,753 shares outstanding,
    154,566,753 shares outstanding as adjusted(h)..................       1.4                         0.1(f)           1.5
  Capital in excess of par value...................................   1,568.9                       556.7(f)       2,125.6
  Deficit..........................................................      (9.9)                       (5.7)(g)        (15.6)
  Accumulated other comprehensive income...........................    (195.2)                                      (195.2)
                                                                     --------                   -------------   -----------
    Total share owners' equity.....................................   1,385.3                       938.8          2,324.1
                                                                     --------  --------------   -------------   -----------
        Total liabilities and share owners' equity.................  $6,895.2     $3,359.0        $  53.1        $10,307.3
                                                                     --------  --------------   -------------   -----------
                                                                     --------  --------------   -------------   -----------

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(a) For purposes of the unaudited pro forma condensed consolidated balance sheet, the assets and liabilities of BTR Packaging have been included at their historical values at March 31, 1998. The assets and liabilities associated with the Rockware Glass unit have been excluded. The estimated net Acquisition consideration of $3.0 billion has been included in long term debt. The excess of purchase cost over the historical value of the net assets acquired is $1,894.2 million. Such excess will be allocated based upon the fair value of the assets and liabilities of BTR Packaging, the determination of which has not been completed. Therefore, the amounts reflected are preliminary estimates and subject to further refinement upon final determination of the detailed allocation of the Acquisition purchase cost.

(b) Reflects the impact of recording additional deferred finance fees of $18.2 million and $44.2 million related to New Senior Debt Securities and the Amended Bank Credit Agreement, respectively, and the write-off of unamortized deferred finance fees of $9.3 million related to the repayment of the Term Loan.

(c) Reflects the issuance of $1.1 billion aggregate principal amount of New Senior Debt Securities and a net decrease in borrowing under the Amended Bank Credit Agreement of $1,982.1 million.

(d) Reflects the tax benefit, at estimated statutory rates, of the write-off of unamortized deferred finance fees.

(e) Reflects the estimated net proceeds of the Preferred Stock Offering of $388.6 million, less estimated expenses of $0.9 million.

(f) Reflects the estimated net proceeds of the Common Stock Offering of $558.2 million, less estimated expenses of $1.4 million.

(g) Represents a charge of $9.3 million ($5.7 million after deducting estimated tax benefits) for the write-off of unamortized deferred finance fees associated with the Term Loan.

(h) Excludes 1,995,981 shares of Common Stock issuable pursuant to immediately exercisable stock options at March 31, 1998.

                       ALTERNATIVE PRO FORMA ASSUMPTIONS

    ROCKWARE SALE. For pro forma purposes, net proceeds from the Rockware Sale have been estimated at $0.6 billion and assumed used to repay a portion of the borrowings under the Amended Bank Credit Agreement. The actual proceeds from the Rockware Sale will be determined at the time the Rockware Sale is completed and may be more or less than the assumed amount. Each $25 million difference between the actual net proceeds and the assumed amount will impact interest expense on an annualized basis subsequent to the Rockware Sale by approximately $1.5 million, based on the pro forma rates of interest.

    AMENDED BANK CREDIT AGREEMENT. For pro forma purposes, the assumed interest rate on additional borrowings under the Amended Bank Credit Agreement were based on the weighted average rates in effect under the Company's existing bank credit agreement during the periods presented. Such rates were 6.39%, 5.96% and 6.11% for the three month periods ended March 31, 1998 and 1997 and the year ended December 31, 1997, respectively. The actual interest rate will be determined based upon market conditions at the time such additional amounts are borrowed. Each one-half percentage point change in the foregoing rates will impact interest expense by $5.1 million, on an annualized basis.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below for each of the five years in the period ended December 31, 1997 have been derived from the Company's Consolidated Financial Statements which were audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data for the three months ended March 31, 1998 and 1997 were derived from the unaudited consolidated financial statements of the Company, which in the opinion of management, reflect all adjustments necessary, which consist only of normal recurring adjustments, for a fair presentation of the interim period financial data. The results for the three months are not necessarily indicative of the results to be expected for the full year. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, the notes thereto and the other financial data and statistical information included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                  THREE MONTHS
                                                ENDED MARCH 31,                   YEARS ENDED DECEMBER 31,
                                              --------------------  -----------------------------------------------------
                                               1998(A)    1997(A)    1997(A)     1996       1995       1994       1993
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED OPERATING RESULTS:
Revenues:
Net sales...................................  $ 1,098.5  $ 1,056.3  $ 4,658.5  $ 3,845.7  $ 3,763.2  $ 3,567.3  $ 3,535.0
Other (b)...................................       59.7       59.9      169.9      130.5      117.8       85.6      127.1
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                1,158.2    1,116.2    4,828.4    3,976.2    3,881.0    3,652.9    3,662.1
Costs and expenses:
Manufacturing, shipping and delivery........      861.1      844.9    3,666.4    3,025.6    2,948.5    2,824.3    2,823.8
Research, engineering, selling,
  administrative and other (c)..............      114.8      101.0      407.0      323.9      322.9      379.1      842.8
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) from continuing operations
  before interest expense and items below...      182.3      170.3      755.0      626.7      609.6      449.5       (4.5)
Interest expense............................       65.2       85.9      302.7      302.6      299.6      278.2      290.0
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) from continuing operations
  before items below........................      117.1       84.4      452.3      324.1      310.0      171.3     (294.5)
Provision (credit) for income taxes (d).....       28.8       23.4      148.5      104.9      100.8       68.9     (113.1)
Minority share owners' interests in earnings
  of subsidiaries...........................        7.9        6.4       31.4       28.1       40.1       24.1       19.4
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) from continuing operations
  before extraordinary items................       80.4       54.6      272.4      191.1      169.1       78.3     (200.8)
Net earnings of discontinued operations.....                                                                          1.4
Gain on sale of discontinued operations, net
  of applicable income taxes................                                                                        217.0
Extraordinary charges from early
  extinguishment of debt, net of applicable
  income taxes..............................                           (104.5)                                      (12.7)
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net earnings................................  $    80.4  $    54.6  $   167.9  $   191.1  $   169.1  $    78.3  $     4.9
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Basic earnings (loss) per share of common
  stock:
  Earnings (loss) from continuing operations
    before extraordinary items..............  $    0.57  $    0.44  $    2.03  $    1.58  $    1.40  $    0.64  $   (1.70)
  Net earnings of discontinued operations...                                                                         0.01
  Gain on sale of discontinued operations...                                                                         1.82
  Extraordinary charges.....................                            (0.78)                                      (0.10)
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net earnings............................  $    0.57  $    0.44  $    1.25  $    1.58  $    1.40  $    0.64  $    0.03
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
Diluted earnings (loss) per share of common
  stock:
  Earnings (loss) from continuing operations
    before extraordinary items..............  $    0.56  $    0.44  $    2.01  $    1.55  $    1.37  $    0.64  $   (1.70)
  Net earnings of discontinued operations...                                                                         0.01
  Gain on sale of discontinued operations...                                                                         1.82
  Extraordinary charges.....................                            (0.77)                                      (0.10)
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net earnings............................  $    0.56  $    0.44  $    1.24  $    1.55  $    1.37  $    0.64  $    0.03
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                  THREE MONTHS
                                                ENDED MARCH 31,                   YEARS ENDED DECEMBER 31,
                                              --------------------  -----------------------------------------------------
                                               1998(A)    1997(A)    1997(A)     1996       1995       1994       1993
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
OTHER DATA:                                             (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)
EBITDA(e)...................................  $   266.4  $   244.5  $ 1,070.8  $   871.0  $   813.0  $   659.0  $   200.7
Adjusted EBITDA (f).........................      264.2      242.3    1,068.6      871.0      813.0      759.0      732.8
Depreciation................................       74.9       67.7      283.5      219.8      188.3      183.3      180.0
Amortization of excess cost and
  intangibles...............................       15.1       14.3       55.9       46.8       44.8       45.2       40.8
Additions to property, plant and
  equipment.................................      103.6       76.6      471.3      388.4      283.6      286.0      266.2
Ratio of earnings to fixed charges..........       2.6x       1.8x       2.4x       2.0x       1.9x       1.5x        (g)
Ratio of earnings to combined fixed charges
  and preferred stock dividends.............       2.6x       1.8x       2.3x       1.9x       1.9x       1.5x        (g)
Ratio of Adjusted EBITDA to interest
  expense...................................       4.1x       2.8x       3.5x       2.9x       2.7x       2.7x       2.5x
Weighted average shares outstanding
  (in thousands)............................    140,620    121,813    133,597    120,276    119,343    119,005    118,978
Weighted diluted average shares
  (in thousands) (h)........................    142,405    124,469    135,676    123,567    123,161    122,863

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital.............................  $     717  $     650  $     604  $     380  $     328  $     171  $     234
Total assets................................      6,895      6,695      6,845      6,105      5,439      5,318      4,901
Total debt..................................      3,388      3,570      3,324      3,395      2,833      2,690      2,487
Share owners' equity........................      1,385        757      1,342        730        532        376        295

------------------------

(a) Results of operations since January 1997 include the acquisition of AVIR. Also during the period from May to October 1997, the Company completed a refinancing plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(b) Other revenues include: (1) a net gain of $18.5 million ($11.4 million after tax) related to the termination of a license agreement, including charges for related equipment writeoffs and capacity adjustments in the three months ended March 31, 1998; (2) a gain from a divestiture of $16.3 million ($16.3 million after tax) in the three months ended March 31, 1997 and in the year ended December 31, 1997 and (3) a gain from a divestiture of $46.1 million ($34.6 million after tax) in the year ended December 31, 1993.

(c) In the first quarter of 1998, the Company recorded charges of $16.3 million ($10.1 million after tax) for the settlement of certain environmental litigation and for severance costs at certain international affiliates. In the first quarter of 1997, the Company recorded a charge of $14.1 million ($8.7 million after tax) principally for the estimated cost of guaranteed lease obligations of a previously divested business. In the fourth quarter of 1995, the Company recorded a charge of $40.0 million ($24.7 million after tax) to write down the asbestos insurance asset and a net credit of $40.0 million ($24.7 million after tax) primarily from the reduction of previously established restructuring reserves. In the fourth quarter of 1994, the Company recorded a charge of $100.0 million ($61.7 million after tax) to write down the asbestos insurance asset. In the fourth quarter of 1993, the Company recorded charges totaling $578.2 million ($357.0 million after tax) principally for estimated uninsured future asbestos-related costs and costs associated with its restructuring program.

(d) In the first quarter of 1998, the Company recorded a tax benefit of $15.1 million to adjust net deferred income tax liabilities as a result of changes in Italy's tax laws.

(e) EBITDA is comprised of earnings from continuing operations before interest expense, income taxes, minority share owners interests and extraordinary items and excludes depreciation, amortization of excess cost and intangibles and interest income of $5.9 million and $7.8 million in the three month periods ended March 31, 1998 and 1997, respectively, and $23.6 million, $22.3 million, $29.7 million, $19.0 million and $15.6 million for the years ended December 31, 1997, 1996, 1995, 1994, and 1993, respectively. EBITDA is a measure of the Company's ability to service its debt. It is not an alternative to net income as a measure of the Company's results of operations (as interest income, interest expense, depreciation, amortization, income taxes, minority share owners' interests, extraordinary items and discontinued operations are included in the determination of net income) or to cash flows as a measure of liquidity (as cash flows include the cash effects of all operating, financing and investing activities). Rather, it is included herein because EBITDA is a widely accepted financial indicator used by certain investors and financial analysts to assess and compare companies on the basis of operating performance. EBITDA as computed may not be comparable to similarly-titled measures of other companies.

(f) Adjusted EBITDA excludes: (1) a net gain of $18.5 million in the three months ended March 31, 1998; (2) a gain from a divestiture of $16.3 million in the three months ended March 31, 1997 and in the year ended December 31, 1997 and (3) a gain from a divestiture of $46.1 million in the year ended December 31, 1993. Adjusted EBITDA also excludes unusual charges of: (1) $16.3 million in the three months ended March 31, 1998; (2) $14.1 million in the three months ended March 31, 1997 and in the year ended December 31, 1997; (3) $100.0 million in the year ended December 31, 1994 and (4) $578.2 million in the year ended December 31, 1993. (See footnotes (b) and (c) above.)

(g) Earnings of the Company were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends for the year ended December 31, 1993 in the amount of $292.0 million and $295.0 million, respectively, due to a $250.0 million charge in the fourth quarter of 1993 principally related to the Company's restructuring program and a $325.0 million charge in the fourth quarter of 1993 for estimated uninsured future asbestos-related costs.

(h) Options to purchase 11,429, 146,975, 781,290, and 1,022,548 weighted average shares of Common Stock which were outstanding during 1997, 1996, 1995 and 1994, respectively, were not included in the computation of diluted earnings per share because the effect would be antidilutive. Diluted earnings per share of Common Stock are equal to basic earnings per share of Common Stock for 1993 due to the loss from continuing operations.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    COMPARISON OF FIRST QUARTER 1998 WITH FIRST QUARTER 1997

    The Company recorded net earnings of $80.4 million for the first quarter of 1998 compared to $54.6 million for the first quarter of 1997. Excluding the effects of the unusual items for both 1998 and 1997 discussed below, the Company's first quarter 1998 net earnings of $64.0 million increased $17.0 million over first quarter 1997 net earnings of $47.0 million. Consolidated segment operating profit, excluding the 1998 and 1997 unusual items, was $169.5 million for the first quarter of 1998 compared to $151.5 million for the first quarter of 1997, an increase of $18.0 million, or 11.9%. The increase is attributable to higher operating profit for the Glass Containers segment along with lower other retained costs. Interest expense, net of interest income, for the first quarter of 1998 decreased $18.8 million from that of the first quarter of 1997 as a result of the refinancing initiated in the second quarter of 1997. The Company's estimated effective tax rate for the first quarter of 1998, excluding the effects of the adjustment to Italy's net deferred tax liabilities discussed below, was 37.5%. This compares with 34.4% estimated in the first quarter of 1997 and the actual rate of 34.1% for the full year 1997, excluding the effect of the gain on the 1997 sale of the remaining 49% interest in Kimble Glass discussed below. The increase in the 1998 estimated rate is primarily the result of the non-recurrence of certain foreign tax credits which benefited 1997 results.

    Capsule segment results (in millions of dollars) for the first quarter of 1998 and 1997 were as follows:

NET SALES TO UNAFFILIATED CUSTOMERS                          1998       1997
---------------------------------------------------------  ---------  ---------
Glass Containers.........................................  $   812.4  $   775.6
Plastics Packaging.......................................      285.7      280.4
Other....................................................         .4         .3
                                                           ---------  ---------
Consolidated total.......................................  $ 1,098.5  $ 1,056.3
                                                           ---------  ---------
                                                           ---------  ---------

OPERATING PROFIT                                            1998(A)    1997(B)
---------------------------------------------------------  ---------  ---------
Glass Containers.........................................  $   111.5  $   101.1
Plastics Packaging.......................................       67.3       51.7
Eliminations and other retained costs....................       (7.1)        .9
                                                           ---------  ---------
Consolidated total.......................................  $   171.7  $   153.7
                                                           ---------  ---------
                                                           ---------  ---------

------------------------

(a) Operating profit for 1998 includes: (1) a net gain of $18.5 million related to the termination of a licensing agreement, including charges for related equipment writeoffs and capacity adjustments, and (2) charges totaling $16.3 million for the settlement of certain environmental litigation and severance costs at certain international affiliates. These items increased (decreased) operating profit as follows: Glass Containers, $(7.8) million; Plastics Packaging, $18.5 million; and other retained costs, $(8.5) million.

(b) Other retained costs for 1997 includes: (1) a gain of $16.3 million on the sale of the remaining 49% interest in Kimble Glass, and (2) charges of $14.1 million principally for the estimated cost of guaranteed lease obligations of a previously divested business.

    Consolidated net sales for the first quarter of 1998 increased $42.2 million, or 4.0%, over the prior year. Net sales of the Glass Containers segment increased $36.8 million, or 4.7%, over 1997. The combined U.S. dollar sales of the segment's foreign affiliates increased over the prior year, reflecting the February 1997 acquisition of AVIR, the largest manufacturer of glass containers in Italy. Also, increased unit shipments at several of the Company's affiliates, including those in Venezuela, Ecuador, Finland and

China more than offset lower unit shipments in Colombia. Domestically, glass container unit shipments of containers for the beer, tea and juice, and liquor and wine industries increased over the prior year. Net sales of the Plastics Packaging segment increased $5.3 million, or 1.9%, over the prior year. Higher shipments of plastic containers were partially offset by lower shipments of prescription containers, reflecting strong unit shipments in the first quarter of 1997 in advance of a price increase, and of child resistant closures.

    Consolidated operating profit for the first quarter of 1998, excluding the 1998 and 1997 unusual items, increased $18.0 million, or 11.9%, to $169.5 million from first quarter of 1997 operating profit of $151.5 million. The operating profit of the Glass Containers segment, excluding the 1998 unusual items, increased $18.2 million to $119.3 million, compared to $101.1 million in the first quarter of 1997. The combined U.S. dollar operating profit of the segment's foreign affiliates increased from the first quarter of 1997. The February 1997 acquisition of AVIR and improved results at several of the segment's affiliates, including those in Venezuela, Ecuador, Finland and China contributed to the increase. Domestically, operating profit increased from the first quarter of 1997 as a result of higher unit shipments for most end uses. The operating profit of the Plastics Packaging segment, excluding the 1998 unusual items, decreased $2.9 million, or 5.6%, compared to the first quarter of 1997. Higher shipments of plastic containers were more than offset by lower shipments of prescription containers, reflecting strong sales in the first quarter of 1997 in advance of a price increase. Lower shipments of child resistant closures also contributed to lower operating profit. Other retained costs, excluding the 1998 and 1997 unusual items discussed below, were $1.4 million income for the first quarter of 1998 compared to $1.3 million expense for the first quarter of 1997, reflecting higher net financial services income.

    The first quarter 1998 results include the following unusual items: (1) a tax benefit of $15.1 million to adjust net deferred income tax liabilities as a result of changes in Italy's tax laws; (2) a net gain of $18.5 million ($11.4 million after tax) related to the termination of a license agreement, including charges for related equipment writeoffs and capacity adjustments, under which the Company had produced plastic multipack carriers for beverage cans; and (3) charges of $16.3 million ($10.1 million after tax) for the settlement of certain environmental litigation and for severance costs at certain international affiliates. The first quarter 1997 results include the following unusual items:
(1) a gain of $16.3 million ($16.3 million after tax) on the sale of the Company's remaining 49% interest in Kimble Glass, and (2) charges of $14.1 million ($8.7 million after tax) principally for guarantees of certain lease obligations of a previously divested business.

    COMPARISON OF 1997 WITH 1996

    For the year ended December 31, 1997, the Company recorded earnings before extraordinary items of $272.4 million compared to net earnings of $191.1 million for 1996. Excluding the effects of the 1997 unusual items discussed below, the Company's 1997 earnings before extraordinary items of $264.8 million increased $73.7 million over 1996 net earnings of $191.1 million. The year ended 1997 includes amounts relating to: (1) the acquisition in January 1997 of AVIR, the largest manufacturer of glass containers in Italy and (2) certain assets of Anchor Glass Container Corporation acquired on February 5, 1997 ("Anchor Assets"). Consolidated segment operating profit, excluding the 1997 unusual items, was $711.3 million in 1997, an increase of $122.1 million, or 20.7%, compared to 1996. The increase reflects higher operating profit for both the Glass Containers segment and the Plastics Packaging segment, along with lower retained costs. The Company's effective tax rate, excluding the effect of the gain on the sale of the interest in Kimble Glass discussed below, increased to 34.1% for 1997 compared with 32.4% for 1996. The higher statutory tax rate in Italy was the primary reason for the increase. Net earnings of $167.9 million for 1997 reflect $104.5 million of extraordinary charges from the early extinguishment of debt.

    Capsule segment results (in millions of dollars) for 1997 and 1996 are as follows:

NET SALES TO UNAFFILIATED CUSTOMERS                          1997       1996
---------------------------------------------------------  ---------  ---------
Glass Containers.........................................  $ 3,528.4  $ 2,783.3
Plastics Packaging.......................................    1,128.6    1,060.7
Other....................................................        1.5        1.7
                                                           ---------  ---------
Consolidated total.......................................  $ 4,658.5  $ 3,845.7
                                                           ---------  ---------
                                                           ---------  ---------

OPERATING PROFIT                                             1997       1996
---------------------------------------------------------  ---------  ---------
Glass Containers.........................................  $   525.2  $   424.5
Plastics Packaging.......................................      188.7      172.1
Eliminations and other retained costs(a).................        (.4)      (7.4)
                                                           ---------  ---------
Consolidated total.......................................  $   713.5  $   589.2
                                                           ---------  ---------
                                                           ---------  ---------

(a) Operating profit for 1997 includes: (1) a gain of $16.3 million on the sale of the remaining 49% interest in Kimble Glass; and (2) charges of $14.1 million principally for the estimated cost of guaranteed lease obligations of a previously divested business. These items were recorded in the first quarter of 1997.

    Consolidated net sales for 1997 increased $812.8 million, or 21.1%, over the prior year. Net sales of the Glass Containers segment increased $745.1 million, or 26.8%, over 1996. The combined U.S. dollar sales of the segment's foreign affiliates increased over the prior year, reflecting the recent acquisition of AVIR (which contributed approximately $524 million to 1997 U.S. dollar sales), improved pricing in Venezuela and increased unit shipments at several other affiliates, particularly in Colombia and the United Kingdom. Domestically, glass container unit shipments increased over prior year, reflecting additional business gained through the acquisition of the Anchor Assets and increased shipments in most end uses. Net sales of the Plastics Packaging segment increased $67.9 million, or 6.4%, over 1996. Increased shipments of plastic containers for personal care items such as hair care, skin care, and body wash products, along with increased demand for prescription containers, contributed to the increase.

    Consolidated operating profit for 1997, excluding the 1997 unusual items discussed below, increased $122.1 million, or 20.7%, to $711.3 million from 1996 operating profit of $589.2 million. Consolidated operating profit, exclusive of the 1997 unusual items, was 15.3% of net sales for both 1997 and 1996. Consolidated operating expense (consisting of selling and administrative, engineering, and research and development expenses) as a percentage of net sales was 6.3% in 1997 compared to 6.4% in 1996. The operating profit of the Glass Containers segment increased $100.7 million to $525.2 million, compared to $424.5 million in 1996. The combined U.S. dollar operating profit of the segment's foreign affiliates increased from 1996. AVIR contributed approximately $71 million to 1997 U.S. dollar operating profit. Improved results at the segment's affiliates in Venezuela, Colombia, and the United Kingdom more than offset the effects of reduced export shipments from Hungary and soft market conditions in Brazil. Domestically, operating profit of the Glass Containers segment increased from 1996. Operating profit for 1997 benefited from increased sales volume in most end uses, along with the incremental business gained through the acquisition of the Anchor Assets. The operating profit of the Plastics Packaging segment increased $16.6 million, or 9.6%, compared to 1996. The increase resulted from improved manufacturing performance and increased unit shipments in most businesses, particularly plastic containers for personal care items. Other retained costs, excluding the 1997 unusual items discussed below, were $2.6 million for 1997 compared to $7.4 million for 1996, reflecting higher net financial services income.

    The 1997 results include the following unusual items: (1) a gain of $16.3 million ($16.3 million after tax) on the sale of the Company's remaining 49% interest in Kimble Glass; and (2) charges of $14.1 million ($8.7 million after tax) principally for the estimated cost of guaranteed lease obligations of a previously divested business. These items were recorded in the first quarter of 1997.

    Because of historically high rates of inflation in Brazil, the Company has used the U.S. dollar as the functional currency for translation of its Brazilian operations. As a result of recent reductions in the reported Brazilian inflation rate, the applicable financial accounting standards require the Company to use the Brazilian currency as the functional currency beginning in 1998. The Company believes this change will not have a material effect on its consolidated financial statements.

    COMPARISON OF 1996 WITH 1995

    For the year ended December 31, 1996, the Company recorded net earnings of $191.1 million, an increase of $22.0 million, or 13.0%, over 1995 net earnings of $169.1 million. Consolidated segment operating profit was $589.2 million in 1996 compared to $565.5 million in 1995. Excluding the effects of the 1995 unusual items described below, the increase was attributable to the Company's domestic glass and plastics packaging operations, which more than offset lower operating profit for the Company's international glass operations. Interest expense, net of interest income, increased $10.4 million due in part to lower interest income as a result of reduced levels of cash available for temporary investment. The decrease in foreign net earnings, particularly for the Brazilian and Venezuelan subsidiaries, also resulted in a decrease in minority share owners' interests in earnings of subsidiaries.

    Capsule segment results (in millions of dollars) for 1996 and 1995 were as follows:

NET SALES TO UNAFFILIATED CUSTOMERS                                        1996       1995
-----------------------------------------------------------------------  ---------  ---------
Glass Containers.......................................................  $ 2,783.3  $ 2,744.0
Plastics Packaging.....................................................    1,060.7    1,017.7
Other..................................................................        1.7        1.5
                                                                         ---------  ---------
Consolidated total.....................................................  $ 3,845.7  $ 3,763.2
                                                                         ---------  ---------
                                                                         ---------  ---------

OPERATING PROFIT                                                           1996      1995(A)
-----------------------------------------------------------------------  ---------  ---------
Glass Containers.......................................................  $   424.5  $   482.7
Plastics Packaging.....................................................      172.1      137.4
Eliminations and other retained costs..................................       (7.4)     (54.6)
                                                                         ---------  ---------
Consolidated total.....................................................  $   589.2  $   565.5
                                                                         ---------  ---------
                                                                         ---------  ---------

(a) Includes a charge of $40.0 million to write down the asbestos insurance asset and a net credit of $40.0 million primarily from the reduction of previously established restructuring reserves. These items increased (decreased) operating profit as follows: Glass Containers, $45.1 million; Plastics Packaging $(5.1) million; and other retained costs $(40.0) million.

    Consolidated net sales for 1996 increased $82.5 million, or 2.2%, over the prior year. Net sales of the Glass Containers segment increased $39.3 million, or 1.4%, over 1995. The combined U.S. dollar sales of the segment's foreign affiliates increased over the prior year, reflecting higher unit shipments by several of the foreign affiliates. The inclusion of glass container operations in Hungary, Finland, and Estonia, acquired in late 1995, more than offset lower unit shipments in Brazil, Venezuela and India and the effects of devaluations of the Venezuelan currency in late 1995 and early 1996. Domestically, glass container unit shipments were slightly below prior year levels due in part to the absence in 1996 of sales of soft drink bottles as a result of the conversion from glass to plastic containers. For the Company, this conversion is completed but has affected 1996 comparisons to prior year periods. As a result of obtaining additional business and increased consumer demand for premium and specialty beers, the increase in shipments to U.S. brewers more than offset the lower shipments of food containers, including iced tea and juice bottles. In the Plastics Packaging segment, sales increased by $43.0 million, or 4.2%, over 1995. Higher unit shipments of compression-molded and dispensing closures, plastic containers, especially containers used for personal care and health care products, along with the reported sales of the plastic container operations in Finland, acquired in late 1995, contributed to the increase. Partially offsetting were the effects of lower resin prices on pass-through arrangements with customers.

    Consolidated operating profit for 1996 increased $23.7 million, or 4.2%, to $589.2 million from 1995 operating profit of $565.5 million. Consolidated operating profit was 15.3% of net sales in 1996 compared to 15.0% in 1995. Consolidated operating expense as a percentage of net sales was 6.4% in both 1996 and 1995. Operating profit of the Glass Containers segment was $424.5 million, a decrease of $13.1 million, or 3.0%, from 1995, excluding the 1995 unusual item discussed below. Domestically, operating profit increased over 1995 as a result of an improved cost structure, which more than offset the effects of inflation and slightly lower unit pricing in some product lines. Internationally, record results were achieved in the United Kingdom and Poland, and positive contributions were reported from the recently acquired glass container operations in Hungary, Finland and Estonia. Despite this, however, U.S. dollar operating profit for the international operations was lower in 1996 compared to 1995 due to soft market conditions in Brazil and Venezuela and currency devaluations in Venezuela in late 1995 and early 1996. Operating profit of the Plastics Packaging segment was $172.1 million, an increase of $29.6 million, or 20.8%, from 1995, excluding the 1995 unusual item discussed below. The majority of the increase resulted from higher unit shipments in most businesses. Additionally, improved manufacturing performance, the restructuring of the labels and carriers business, and a consolidation of manufacturing capacity in the specialty products business contributed to the increase. Other retained costs were $7.4 million in 1996 compared to $14.6 million in 1995, excluding the 1995 unusual item discussed below, reflecting higher net financial services income.

    In December 1995, the Company reached settlements involving all remaining insurance coverage limits (81% of original limits) in the asbestos-related litigation. As a result of the settlement agreements, the Company recorded a charge of $40.0 million ($24.7 million after tax) in the fourth quarter of 1995 to write down the asbestos insurance asset to the approximate coverage amounts expected to be received.

    In the fourth quarter of 1995, the Company also recorded an unusual net credit of $40.0 million ($24.7 million after tax), related primarily to the reduction of previously established restructuring reserves. Included in the net credit of $40.0 million is a charge of $5.1 million for the restructuring of the Company's labels and carriers business.

CAPITAL RESOURCES AND LIQUIDITY

    The Company's total debt at March 31, 1998 was $3.39 billion, compared to $3.32 billion at December 31, 1997 and $3.57 billion at March 31, 1997.

    At March 31, 1998, the Company had available credit totaling $3.0 billion under an agreement with a group of banks ("Bank Credit Agreement"), expiring in December 2001. At March 31, 1998, the Company had unused credit available under the Bank Credit Agreement of $679.7 million. Cash provided by operating activities was $42.2 million for the first three months of 1998 compared to $52.0 million for the first three months of 1997. Cash provided by operating activities was $445.2 million in 1997 compared to $317.8 million in 1996.

    During the second quarter of 1997, the Company filed a universal shelf registration statement with the Securities and Exchange Commission (the "Commission") for offerings of up to $2.5 billion of debt securities, common stock, or both from time to time as market conditions permit. On May 16, 1997, the Company completed the offerings of: (1) 14,750,000 shares of common stock at a public offering price of $28.50 per share; (2) $300 million aggregate principal amount of 7.85% Senior Notes due May 15, 2004; and (3) $300 million aggregate principal amount of 8.10% Senior Notes due May 15, 2007. On May 23, 1997, the Company used the proceeds from these offerings in addition to borrowings under the Company's Bank Credit Agreement to purchase $957.4 million aggregate principal amount of the 11% Senior Debentures due 2003, which represents more than 95% of the aggregate principal amount of these securities outstanding, pursuant to a tender offer and consent solicitation for such securities. Total consideration for each $1,000 principal amount of the 11% Senior Debentures redeemed on May 23, 1997 was $1,115.60, which included a $20 payment for consents to amendments to the related indenture. On June 13, 1997, the Company issued an additional 2,186,100 shares of common stock pursuant to the partial exercise of the underwriters' overallotment option. On June 16, 1997, the Company redeemed all $250 million aggregate principal amount of the 10.25% Senior Subordinated Notes due 1999, at 100% of principal amount, and all $150 million aggregate principal amount of the 10.50% Senior Subordinated Notes due 2002, at 105.25% of principal amount. The June 16, 1997, redemptions were funded by proceeds received from the June 13, 1997, issuance of common stock and borrowings under the Company's Bank Credit Agreement. On August 1, 1997, the Company redeemed all $250 million aggregate principal amount of the 10% Senior Subordinated Notes due 2002, at 105% of principal amount. On August 15, 1997, the Company redeemed all $200 million aggregate principal amount of the 9.75% Senior Subordinated Notes due 2004, at 104.875% of principal amount. On October 15, 1997, the Company redeemed all $100 million aggregate principal amount of the 9.95% Senior Subordinated Notes due 2004, at 104.975% of principal amount. These redemptions were funded by borrowings under the Company's Bank Credit Agreement. The results of all the above refinancing actions include both a reduction of indebtedness and lower overall interest rates. The favorable effect on annual interest expense amounts to approximately $80 million, based upon the 1996 pro forma calculations.

    In connection with the BTR Transaction, the Company entered into the Amended Bank Credit Agreement, which provides for a $2.5 billion term loan and a $4.5 billion revolving credit facility. The Term Loan is due by October 30, 1999, and the Revolving Credit Facility matures on December 31, 2001. The Company intends to repay a portion of the Term Loan with the proceeds from the Offerings. The Company anticipates that cash flow from its operations and from utilization of credit available through December 2001 under the Amended Bank Credit Agreement will be sufficient to fund its operating and seasonal working capital needs, debt service and other obligations. The Company faces additional demands upon its liquidity for asbestos-related payments. Based on the Company's expectations regarding favorable trends which should lower its aggregate payments for lawsuits and claims and its expectation of the collection of its insurance coverage and reimbursement for such lawsuits and claims, and also based on the Company's expected operating cash flow, the Company believes that the payment of any deferred amounts of previously settled or otherwise determined lawsuits and claims, and the resolution of presently pending and anticipated future lawsuits and claims associated with asbestos, will not have a material adverse effect upon the Company's liquidity on a short-term or long-term basis. See "Risk Factors--Leverage; Restrictive Debt Covenants."

YEAR 2000

    The Company uses a significant number of computer software programs and operating systems across its entire organization, including applications used in financial business systems, manufacturing, and various administrative functions. To the extent that the Company's software applications contain source code that is unable to appropriately interpret the upcoming calendar year 2000 and beyond, modification or replacement of such applications will be necessary. The Company has initiated a review of its computer systems and programs to identify those that are not Year 2000 compliant. Key systems and programs, including those that interact with customers and suppliers, are being assessed and plans are being developed to address and implement required system and program modifications by December 31, 1999. The Company also has begun to address whether significant customers and suppliers may have Year 2000 compliance issues which will affect their interaction with the Company. As part of its integration activities, the Company will also extend its assessment of key systems and programs to those used in BTR Packaging. The cost of implementing required system changes is not expected to be material to the Company's consolidated financial statements. No assurance can be given, however, that all of the Company's systems, the systems of acquired businesses, and those of significant customers and suppliers, will be Year 2000 compliant and that the failure to achieve Year 2000 compliance will not have a material adverse effect on the Company's operations.

                                    BUSINESS

    The Company is one of the world's leading manufacturers of packaging products and is the largest manufacturer of glass containers in the United States, North America, South America and India and the second largest in Europe. With the Acquisition, the Company is also the sole manufacturer of glass containers in Australia and New Zealand. Approximately one of every two glass containers made worldwide is made by the Company, its affiliates or licensees. The Company is also a market leader in the plastic containers and closures segments of the rigid packaging market in North America. The Acquisition has increased the range of products through which the Company provides plastics packaging to its customers, particularly in North America. The Acquisition also expanded the Company's international plastic operations in several parts of the world, including the Asia-Pacific region, Latin America, Europe and the Middle East. In 1992, the first full year following the Company's initial public offering of its Common Stock, the Company reported earnings from continuing operations of $78.3 million, or $0.66 per share (basic). In 1997, reported earnings from continuing operations were $272.4 million, or $2.03 per share (basic). Excluding the effect of certain unusual items, 1997 earnings from continuing operations were $1.97 per share (basic).

    In 1997, on a pro forma basis after giving effect to the Acquisition, the Company's international glass container operations contributed approximately $2.4 billion, or 41%, of net sales, and its domestic glass container operations contributed approximately $1.8 billion, or 30% of net sales. In the United States, the Company has an approximate 45% share of the U.S. glass container segment of the rigid packaging market. The Company's plastics packaging business, which consists of plastic containers, plastic closures, plastic prescription containers, labels, and multipack plastic carriers for beverage containers, contributed approximately $1.7 billion, or 29% of the Company's net sales in 1997, on a pro forma basis after giving effect to the Acquisition. The Company competes in the rigid packaging market by emphasizing total package supply (i.e. bottle, label, and closure system), diversified market positions, proprietary technology and products, new package development and packaging innovation.

    The Company believes it is the technological leader in the worldwide glass and plastics packaging segments of the rigid packaging market and the low-cost producer in most segments in which it competes. Over the past five years, the Company has invested more than $265 million in research, development and engineering and more than $1.5 billion in capital expenditures (excluding acquisition expenditures) to increase capacity in key locations, commercialize its technology into new products and improve productivity. Through its investments in capital equipment, processes and engineering for both its glass and plastics businesses, the Company strives to increase machine productivity, improve process quality and control costs. By utilizing a total-system approach to production technology and process control improvements, the Company has been able to achieve significant annual machine and labor productivity gains. As a result, the Company believes it is able to maintain a service-based and cost-based competitive advantage over most of its major competitors. The Company's technical leadership also provides significant licensing opportunities in the growing international glass segment of the rigid packaging market.

GENERAL DEVELOPMENT OF BUSINESS

    In February 1997, the Company completed the acquisition of 79% of AVIR, the largest manufacturer of glass containers in Italy and the Czech Republic, and the fourth largest in Spain. In addition to purchasing this controlling interest pursuant to an acquisition agreement, the Company acquired an additional 20% interest through public tender offers completed during the second half of 1997. Total purchase cost for AVIR was approximately $586 million. AVIR has 15 manufacturing facilities throughout Italy and two manufacturing facilities in each of the Czech Republic and Spain. The AVIR operations contributed over $500 million to 1997 consolidated sales.

    Also in February 1997, the Company acquired certain assets of one of its major competitors in the U.S. glass container segment of the rigid packaging industry, Anchor Glass Container Corporation, which had filed for protection under Chapter 11 of the United States Bankruptcy Code. The acquired assets included two glass container manufacturing facilities and the assumption of contractual agreements with a major U.S. brewer, including a partnership interest in a glass container manufacturing facility. The total purchase cost was approximately $125 million plus the assumption of certain liabilities.

    During the second quarter of 1997, the Company implemented a refinancing plan designed to reduce interest expense, reduce the amount of long-term debt, and improve financial flexibility. The refinancing plan, which was completed on October 15, 1997, included a $1.2 billion increase in the borrowing capacity under the Company's Bank Credit Agreement to a total of $3.0 billion, the sale of 16,936,100 shares of Common Stock, par value $.01 per share, for net proceeds of $464.2 million, the issuance of $600 million of the Other Senior Notes at an average interest rate of approximately 8%, and the retirement of approximately $1.9 billion of higher cost debt. The sale of the shares of Common Stock and the issuance of the Other Senior Notes were made pursuant to public offerings.

    Since 1991, excluding the Acquisition, the Company has acquired 11 glass container companies serving emerging markets and eight plastic packaging operations. These acquisitions are consistent with the Company's strategy to maintain leadership in glass and plastic packaging and to pursue revenue and earnings growth opportunities around the world.

GLASS CONTAINERS INDUSTRY SEGMENT

    The Company is a leading manufacturer of glass containers throughout the world. The Company is the largest maker of glass containers in the United States, North America, South America and India and a leading manufacturer of glass packaging in Europe. With the Acquisition, the Company has leading market positions in Australia and New Zealand and operations in the developing markets of Asia, including China and Indonesia. The Company believes that its internally developed machines are significantly more efficient and productive than those used by its competitors, making it the low-cost manufacturer and a recognized technological leader in the industry.

    In addition to the Company's consolidated subsidiaries and BTR Packaging, the Company has technical assistance agreements with 19 different companies in 19 countries. These agreements, which cover areas ranging from manufacturing and engineering assistance to support in functions such as marketing, sales, and administration, allow the Company to participate in the worldwide growth of the glass container industry. The Company believes these associations and its technical expertise will afford it opportunities to participate in the glass business in regions of the world where the Company does not currently have a presence.

    PRODUCTS AND SERVICES

    Glass containers are produced in a wide range of sizes, shapes and colors for beer, food, tea, fruit juice, soft drinks, liquor, wine, wine coolers and pharmaceuticals. The Company has been a leader in product innovation, introducing products including long neck nonreturnable beer bottles, and in developing containers for teas, juices, food, soft drinks and wine coolers.

    The Company's product development efforts in glass containers are aimed at providing custom designed packaging systems to customers and consumers. Product lines designed to complement glass containers include product extensions related to single service packages for teas, juices and soft drinks and innovative secondary packaging systems such as closures, carriers and labeled containers.

    CUSTOMERS

    Beer, food (which include juices and teas), liquor (i.e. distilled spirits) and wine producers provide the majority of industry demand for U.S. glass containers. In addition to these producers, international glass container customers include soft drink bottlers. In the regions where the Company has operations, it has leading positions with major producers of these products, as well as strong positions with producers of other products. The Company believes its position gives it the ability to sustain market share and take advantage of new opportunities and areas of growth within each customer group.

    Most glass production is sold to customers under arrangements with terms varying from several months to several years which specify estimated quantities to be shipped as a percentage of the customers' total annual shipment requirements. Containers are typically scheduled for production in response to customers' orders for their quarterly requirements.

    MARKETS AND COMPETITIVE CONDITIONS

    The Company has glass container operations located in 21 countries, and the principal markets for the Company's glass products are the United States, Latin America, Europe and Asia-Pacific. The Company has the leading share of the glass container segment of the United States beer and food (including juices and teas) packaging market. Excluding E & J Gallo Winery Inc., which manufactures its own containers, the Company believes it is the leading supplier of glass for wine and wine coolers. Internationally, the Company is the leading producer of glass containers in most of the geographic markets in which it is located.

    The Company's glass products compete on the basis of quality, service and price with other forms of rigid packaging, principally aluminum and steel cans, plastic bottles and paper, as well as glass containers produced by other large, well-established manufacturers. The principal competitors producing glass containers within the U.S. market are Ball-Foster Glass Container Co., L.L.C., a wholly-owned subsidiary of Paris-based Saint-Gobain ("Ball-Foster"), and Anchor Glass Container Corporation, most of the assets of which were purchased by Canadian-based Consumers Packaging, Inc. in early 1997. The principal competitor producing glass containers outside the U.S. market is Saint-Gobain. The principal competitors producing metal containers are American National Can Company, Ball Corporation, Crown Cork & Seal Company, Inc., Reynolds Metals Company, and Silgan Corporation. In the metal container market, no one competitor is dominant. The principal competitors supplying plastic containers are Continental Plastics Containers, Inc. (a subsidiary of Suiza Foods Corporation), Graham Packaging Co., Plastipak Packaging, Inc., and Silgan Corporation. In the plastic containers market, no one competitor is dominant.

    METHODS OF DISTRIBUTION

    Due to the significance of transportation costs and the importance of timely delivery, manufacturing facilities are located close to customers. Most of the Company's glass container products are shipped by common carrier to customers within a 250-mile radius of a given production site.

    DOMESTIC GLASS OPERATIONS

    At December 31, 1997, the Company had an approximate 45% share of the glass container category of the U.S. rigid packaging market. Domestically, the Company operates 22 glass container manufacturing facilities, a sand plant and two machine shops which manufacture high-productivity glass-making machines. Marketing under the trade name Owens-Brockway, the Company believes that its 1997 U.S. glass container sales were significantly higher than the sales of its nearest U.S. glass container competitor, Ball-Foster.

    Unit shipments in the U.S. to brewers and food producers, including producers of juices and teas, approximated 90%, 90%, and 87% of the Company's total U.S. glass container unit shipments for 1997, 1996, and 1995, respectively.

    During 1997, total glass container industry shipments within the United States rigid packaging market were slightly below 1996 shipment levels. Shipments declined in 1997 as a result of lower demand for food containers, including tea and juice bottles, partially offset by increased shipments of beer containers. The

Company's share of the United States glass container market increased several percentage points during this time.

    During 1997, closings of four U.S. glass container plants and one in Canada were initiated by companies operating in the U.S. glass container industry. In 1998, the Company expects glass containers' share of the United States rigid packaging market to remain relatively stable compared to 1997 levels and that the Company will maintain its share of the glass container segment due in part to the Company's ongoing improvement in operating efficiencies and its technological leadership.

    The glass container industry in the United States continues to recycle used glass containers into new glass containers. The Company is an important part of this effort and continues to melt substantial tonnage of recycled glass in its glass furnaces. The infrastructure for recycling glass also supplies recycled glass containers to producers other than those in the glass container industry for use in the manufacture of secondary products (i.e. fiberglass and roadway material manufacturers). Glass recycling helps relieve the burden on the nation's landfills, while significantly reducing the need for virgin materials. Recycling also results in energy savings and reductions in air emissions. The Company has no technological barriers to using all of the recycled glass it can reasonably expect to obtain from public/private collection programs as long as such glass meets incoming material quality standards.

    INTERNATIONAL GLASS OPERATIONS

    The Company has added to its international operations by acquiring glass container companies with leading positions in growing or established markets, increasing capacity at selected foreign affiliates, and maintaining the global network of glass container companies that license the Company's technology. With the Acquisition, the Company has significant ownership positions in companies located in 19 foreign countries. Most of the Company's international glass affiliates are the leading container manufacturers in their respective countries, producing a full line of containers for the beer, wine, liquor, food, fruit juice, soft drink, drug and chemical industries. Some of these companies also produce molds, mold parts, sand and feldspar, limestone, machines and machine parts, glass insulators, rolled glass, sheet glass and glass tableware. The Company's principal international glass affiliates are located in Latin America, Europe and the Asia-Pacific region.

    Outside of the United States, unit shipments of glass containers have grown substantially in recent years. International glass operations are benefiting from increased consumer spending power, increased privatization of industry, a favorable climate for foreign investment, and global expansion programs by major customers. The lowering of trade barriers has resulted in healthier economies, rising standards of living, and growing demand for consumer products and quality packaging in developing countries. The increasing demand for quality packaging products in developing countries, where per capita glass container consumption is low, but rising, continues to create growth opportunities. This is reinforced by the fact that in many developing countries glass has a significant cost advantage over plastic and metal containers. Technologies which have produced productivity improvements in the Company's United States glass container operations are also being applied to the operations of foreign affiliates. The Company is continuing to pursue additional strategic alliances with international partners whose markets are growing and whose manufacturing operations can be enhanced by the Company's state-of-the-art technology and equipment, which enables such operations to improve quality, increase productivity, reduce bottle weights, and decrease energy consumption. Revenues generated in countries where the Company does not have a direct ownership position may also provide a benefit to the Company in the form of royalties tied to sales volume of the Company's licensees.

PLASTICS PACKAGING INDUSTRY SEGMENT

    The Company is a leading plastics packaging manufacturer in the United States. The Company is the market leader in most plastic segments in which it competes. Most of the operations of this segment are located in the United States. As a result of the Acquisition, the Company's international operations have expanded to Australia, New Zealand, Latin America, South America, Europe, China and Saudi Arabia. The Company's Plastics Packaging segment is comprised of four business units.

    PLASTIC CONTAINERS

    This unit, with 48 factories worldwide, manufactures rigid, semi-rigid and multi-layer plastic containers for a wide variety of uses, including food and beverages, household products, personal care products, health care products, and chemicals and automotive products.

    CLOSURE AND SPECIALTY PRODUCTS

    This unit, with 14 manufacturing facilities, develops and produces closures and closure systems which incorporate functional features such as tamper evidence, child resistance and dispensing. In addition, this unit's diverse product line includes trigger sprayers, finger pumps, and lotion pumps, as well as metal closures and finger pumps for the fragrance and cosmetic industry. In the United States, the Company has a sole license for Alcoa's technology for compression molded, tamper evident, thermoplastic closures. This unit also manufactures custom injection molded products, such as deodorant canisters and toothpaste dispensers.

    PRESCRIPTION PRODUCTS

    The Company's Prescription Products unit manufactures prescription containers. These products are sold primarily to drug wholesalers, major drug chains and the government. Containers for prescriptions include plastic and glass ovals, vials, rounds, squares and ointment jars. The only other major producer in the plastic containers segment of prescription drug packaging is Kerr Group, Inc.

    LABEL AND CARRIER PRODUCTS

    The broad line of labels produced by this unit includes polyethylene labels for in-mold labeling (IML) and laminated labels for beverage containers. The proprietary Contour-Pak-Registered Trademark- plastic carrier line for bottles is also produced by this unit. This carrier line is predominantly used as six-pack and four-pack carriers for iced teas and other fruit drinks.

    MARKETS

    Major markets for these units include the food and beverage industries, household products, personal care products and health care products.

    The plastics segment of the rigid packaging market is competitive and fragmented. A large number of competitors exist on both a national and regional basis. The Company competes by emphasizing total package supply (i.e. bottle, label, and closure system), diversified market positions, proprietary technology and products, new package development and packaging innovation. The market for closures is divided into various categories in which several suppliers compete for business on the basis of price and product design.

    The Company's strategy has been to compete in the plastics packaging market where customers seek to use distinctive packaging to differentiate their products among a growing array of choices offered to consumers. The Company believes it is a leader in technology and development of custom products and has a leading market position for such products. The Company believes its plastics packaging business has a competitive advantage as a result of one of the shortest new product development cycles in the industry, enabling the Company to provide superior service in the service-sensitive custom plastic container market. The Company's product innovations in plastics packaging include in-mold labeling for custom-molded bottles, Contour-Pak carriers for 4, 6 and 8-pack applications, multilayer structured bottles containing post consumer recycled resin, Flex-Band-Registered Trademark- and PlasTop-Registered Trademark-tamper-evident closures, Clic Loc-Registered Trademark- child-resistant closures and Pharmacy Mate-Registered Trademark- reversible prescription container closures. In addition, BTR Packaging's custom PET product innovations include the hotfill container, which maintains structural integrity at high temperatures; the refillable container; the freestanding footed carbonated soft drink container, which has become the industry standard; the multi-layer container, which significantly enhances shelf life; and the "wide-mouth" PET container, which is capable of accepting metal ends.

    Recycling content legislation, which has been enacted in several states, requires that a certain specified minimum percentage of recycled plastic be included in new plastic products. The Company has met such legislated standards in part due to its material and multi-layer process technology.

    In addition to the Company's consolidated subsidiaries and BTR Packaging, the Company's Plastics Packaging segment has technical assistance agreements or cross-licenses with 12 different companies in seven countries. These agreements, which cover areas ranging from manufacturing and engineering assistance to support in functions such as marketing, sales, and administration, allow the Company to participate in the worldwide growth of the plastics packaging industry.

                                 BTR PACKAGING

    BTR Packaging manufactures glass and plastic containers and closures principally for the food and beverage markets. BTR Packaging's 1997 sales were $1.2 billion and Adjusted EBITDA was $413 million, resulting in an Adjusted EBITDA margin of 34%.

GLASS BUSINESS

    BTR Packaging's glass business, headquartered in Melbourne, Australia, is the largest manufacturer of glass containers in the Asia-Pacific region, with nine glass plants and a combined capacity of over 1.5 billion tons per year from 22 operating furnaces. Over 900 different containers are produced to serve six principal markets: beer, wine, food, spirits, soft drinks and fruit juice. BTR Packaging has had access to the research and development efforts and technology of the Company through a technology licensing agreement for more than 30 years. In 1997, BTR Packaging's glass business had sales of $652 million and Adjusted EBITDA of $232 million, resulting in an Adjusted EBITDA margin of 36%.

    AUSTRALIA AND NEW ZEALAND

    BTR Packaging began producing glass containers in 1872 in Melbourne and currently operates five plants in Australia and one plant in New Zealand, all located close to major urban centers. As the only major glass container producer in Australia and New Zealand, it has the leading market position in the glass container segment of the rigid packaging market. In Australia, other activities include the sale of glass tableware and the mining and sale of industrial minerals used primarily in the glass industry.

    CHINA AND INDONESIA

    BTR Packaging operates the two largest glass container plants in China in Shanghai and Guangdong, through two joint ventures, both of which are majority-owned. Historically, these two plants have been the major suppliers of glass containers for beer in their respective regions. BTR Packaging also operates a plant in Indonesia through a joint venture, in which it holds a majority interest, and serves a wide-ranging domestic market including, beer, tea, sauces, soft drinks and pharmaceuticals products. In addition to supplying the domestic market in Indonesia, it exports approximately 20% of its total production to Australia and New Zealand.

    PRODUCTS AND CUSTOMERS

    BTR Packaging produces a wide range of container shapes, sizes and colors for beer, wine, food, spirits, soft drinks and fruit juice containers and has been a major supplier to many high-volume customers in the regions it serves, including Anheuser-Busch, Foster's Brewing Group, Lion Nathan, Southcorp Holdings, Coca-Cola Amatil and Cadbury Schweppes. These relationships are supported by leading technology, product quality, product variety and customer service. The Company believes that the product design skills of BTR Packaging have resulted in additional business from the launch of customers' new products such as the new glass design recently developed in Australia for "Foster's Extra" brand beer.

    MARKETS

    BTR Packaging primarily serves beverage and food customers in each of the regions in which it operates. The Australian rigid packaging market is characterized by the stability of its food and beverage industries. For most products, glass containers compete with a variety of substitute packaging products such as aluminum cans, plastic, PET bottles and paper laminate composites. The glass container segment of the rigid packaging market in Australia is comprised principally of beer, wine and spirits and food. The New Zealand glass container segment has an industry structure and market dynamics similar to those of Australia, although imported products supply a larger portion of demand.

    In China, rising standards of living and a growing demand for consumer products create growth opportunities. The combination of strong demand for high-quality beer containers from multinational brands, which continue to expand in China, and the acquired glass business' technological leadership, positions it for growth. In Indonesia, similar trends in consumer demand and the ongoing conversion from refillable to non-refillable containers should also provide growth opportunities.

PLASTICS BUSINESS

    BTR Packaging's plastics business is a global business with 34 factories in eight countries and interests in four joint ventures in Brazil, Saudi Arabia and China. It holds the leading position in the custom PET market in North America, Australia and New Zealand and is the leading manufacturer of rigid plastic containers, tubes and trays in Australia. In 1997, BTR Packaging's plastics business had sales of $565 million and Adjusted EBITDA of $181 million, resulting in an Adjusted EBITDA margin of 32%.

    PRODUCTS AND CUSTOMERS

    BTR Packaging focuses primarily on the custom PET container market. Custom PET containers are produced for applications that require special processing to ensure heat resistance and enhanced barrier protection. In the United States, BTR Packaging serves a wide variety of the custom PET packaging end uses, primarily in the food and beverage industries.

    In Australia, BTR Packaging is also a leading producer of (i) rigid plastic containers and laminated tubes for the packaging of motor oil, food, personal care, laundry and industrial chemicals; (ii) extruded and thermoformed tubes and trays for the packaging of meat, processed foods, electronics and horticultural products; and (iii) closures for beer, food and soft drinks containers.

    BTR Packaging is a major supplier to a number of international food and beverage companies, including Coca-Cola, Heinz, Quaker Oats and Very Fine. The broad geographic coverage of its plastics operations enables it to be close to its customers and serve its customers globally; it produces PET bottles for Quaker Oats in the United States, Mexico and Australia and for Coca-Cola in Mexico, Saudi Arabia, Hungary, China, New Zealand and Brazil.

    MARKETS

    The United States custom PET market is comprised principally of food, juices and isotonics (sports drinks), household and personal care products. The main competitors in this product segment include Schwalbach-Lubeca, Crown Cork and Seal, Plastipak and Graham Packaging.

    The Company believes the plastics business of BTR Packaging will benefit in the United States from the growth of custom PET as drink manufacturers continue to differentiate their products through packaging. Further growth opportunities should result from the development of markets for custom PET packaging applications for small juice, small carbonated soft drinks and potentially, cold filtered beers. The Company believes that BTR Packaging's proprietary technology for barrier containers that can meet the requirements of custom PET packaging for small juice, small carbonated soft drinks and cold filtered beers, should give the Company a competitive advantage if commercial demand develops.

    TECHNOLOGY AND PRODUCT DEVELOPMENT

    BTR Packaging is the leader in the development of custom PET container technology with over 300 patents worldwide. These technologies are a critical component of its product portfolio. In the United States, BTR Packaging is the largest supplier of hotfill PET containers, which maintain the structural integrity at high temperatures, due in part to its proprietary process which permits the production of hotfill containers at competitive prices. In addition, BTR Packaging developed the first refillable PET container, which can be refilled up to 30 times; the world's first freestanding footed carbonated soft drink container, which has become the industry standard as the technology has been licensed worldwide; the first "wide-mouth" PET container, which is capable of accepting metal ends to create products such as the PET tennis ball container; and the first multi-layer barrier PET container, which significantly enhances shelf life.

                   DESCRIPTION OF CONVERTIBLE PREFERRED STOCK

    The following summary description of the Convertible Preferred Stock of the Company is qualified in its entirety by reference to the Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation") and the Certificate of Designation governing the Convertible Preferred Stock referred to below. The Certificate of Incorporation is filed as an exhibit to the Company's filings incorporated by reference in the Registration Statement of which this Prospectus is a part and the Certificate of Designation will be filed as an exhibit to a Current Report on Form 8-K after the date of this Prospectus Supplement.

RANKING

    The Convertible Preferred Stock shall rank, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company, (i) senior to the Common Stock, to the Exchangeable Preferred Stock of the Company and to each other class or series of stock of the Company (including any series of preferred stock established by the Board of Directors) the terms of which do not expressly provide that it ranks senior to or on a parity with the Convertible Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company;
(ii) on a parity with the Convertible Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company; and (iii) junior to any equity security, the terms of which expressly provide that such class or series will rank senior to the Convertible Preferred Stock as to dividend distributions and distributions upon liquidation, winding-up and dissolution of the Company.

DIVIDENDS

    Subject to the prior rights of holders of any preferred stock senior in right of payment of dividends to the Convertible Preferred Stock, holders of shares of the Convertible Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company out of funds of the Company legally available therefor, an annual cash dividend of $2.375 per share, or 4.75% of the liquidation preference of $50.00 per share, payable in equal quarterly installments on May 15, August 15, November 15 and February 15, commencing August 15, 1998, except that if such date is not a business day, (i.e., is a Saturday, Sunday or legal holiday), then such dividend will be payable on the next succeeding day that is not a Saturday, Sunday or legal holiday. Dividends on the Convertible Preferred Stock will accrue without interest and be cumulative from the date of initial issuance or the most recent dividend payment date on which dividends have been paid. Dividends will be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as are fixed by the Board of Directors. For a discussion of certain federal income tax considerations relevant to the payment of dividends on the Convertible Preferred Stock, see "Certain Federal Income Tax Considerations -- Dividends on Convertible Preferred Stock."

    If dividends are not paid in full, or declared in full and sums set apart for the payment thereof, upon the Convertible Preferred Stock and any other preferred stock ranking on a parity as to dividends with the Convertible Preferred Stock, subject to the prior rights of holders of any preferred stock senior in right of payment of dividends to the Convertible Preferred Stock, all dividends declared upon shares of Convertible Preferred Stock and such other parity preferred stock will when, as and if declared, be declared pro rata so that in all cases the amount of dividends declared and paid per share on the Convertible Preferred Stock and such other parity preferred stock will bear to each other the same ratio that accumulated dividends per share on the shares of Convertible Preferred Stock and such other preferred stock bear to each other. Except as set forth above, unless full cumulative dividends on the Convertible Preferred Stock have been paid, or declared and sums set aside for the payment thereof, dividends (other than in Common Stock or any other stock of the Company ranking junior to the Convertible Preferred Stock as to dividends and as to liquidation rights and other than dividends or distributions on the Exchangeable Preferred Stock, so long as such dividends or distributions accumulate on the Exchangeable Preferred Stock and are not paid in cash) may not be paid, or declared and sums set aside for payment thereof, and other distributions may not be made upon the Common Stock or any other stock of the Company ranking junior to the Convertible Preferred Stock as to dividends; and neither the Common Stock nor any other stock of the Company ranking junior to the Convertible Preferred Stock as to dividends may be redeemed, purchased or other otherwise acquired for any consideration by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Convertible Preferred Stock as to dividends and except for capital stock acquired by the Company in connection with the payment of any amounts upon the exercise of the Company's stock options).

CONVERSION RIGHTS

    Each share of Convertible Preferred Stock will be convertible into shares of Common Stock of the Company at any time at the initial conversion price and equivalent conversion rate set forth on the cover page of this Prospectus (the "Conversion Price"), adjusted as described in the following paragraphs, except that if shares of Convertible Preferred Stock are earlier called for redemption, the conversion right with respect thereto will terminate at the close of business on the date immediately prior to the date fixed for redemption and will be lost if not exercised prior to that time, unless the Company shall default in payment of the redemption obligation. Fractional shares of Common Stock will not be delivered upon conversion, but a cash adjustment will be paid in respect of such fractional interest based on the then current market price of the Common Stock.

    The Conversion Price is subject to adjustment upon certain events, including
(i) the issuance of Common Stock as a dividend or distribution on the Common Stock; (ii) a combination, subdivision or reclassification of Common Stock,
(iii) the issuance to all holders of Common Stock of rights or warrants (expiring within 45 days after the record date for determining stockholders entitled to receive them) entitling them to subscribe for or purchase Common Stock at less than the then current market price; and (iv) the distribution to all holders of Common Stock of capital stock (other than Common Stock), evidences of indebtedness of the Company, assets or rights or warrants to subscribe for or purchase securities of the Company (excluding the dividends, distributions, rights and warrants mentioned above and dividends and distributions paid in cash out of the retained earnings of the Company and distributions upon mergers or consolidations to which the second succeeding paragraph applies). No adjustment of the Conversion Price will be required to be made in any case until cumulative adjustments amount to one percent of such price. No adjustment to the Conversion Price will be made with respect to rights or warrants issued pursuant to certain employee benefit plans. The Company from time to time may decrease the Conversion Price by any amount for any period of at least 20 days, so long as the decrease is irrevocable during such period, in which case the Company shall give at least 15 days' notice of such decrease. In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the Conversion Price as it determines to be advisable in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by the Company to its stockholders will not be taxable to the recipients. See "Certain Federal Income Tax Considerations-Adjustment of Conversion Price."

    Except as stated above, the Conversion Price will not be adjusted for the issuance of Common Stock, or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing, in exchange for cash, property or services.

    In case of any merger or consolidation to which the Company is a party (other than a merger or consolidation in which the Company is the continuing corporation and in which the Common Stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of another entity), or in case of any sale or transfer to another entity of all or substantially all of the assets of the Company as an entirety or substantially, there will be no adjustment of the Conversion Price, and each share of the then outstanding Convertible Preferred Stock will, without the consent of the holder of any Convertible Preferred Stock, become convertible only into the kind and amount of securities, cash or other property receivable upon such merger, consolidation, sale, transfer or statutory exchange by a holder of the number of shares of Common Stock into which such Convertible Preferred Stock was convertible immediately prior to such merger, consolidation, sale, transfer or statutory exchange (assuming such holder of Common Stock failed to exercise his rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon such merger, consolidation, sale or transfer). In the case of a cash merger of the Company into another corporation or any other cash transaction of the type mentioned above, the effect of these provisions would be that thereafter each share of Convertible Preferred Stock would be convertible at the Conversion Price in effect at such time into the same amount of cash per share into which each share of Convertible Preferred Stock would have been convertible had such share been converted into Common Stock immediately prior to the effective date of such cash merger or other cash transaction. Depending upon the terms of such cash merger or transaction, the aggregate amount of cash into which such shares of Convertible Preferred Stock would be converted could be more or less than the liquidation preference with respect to such Convertible Preferred Stock.

    Holders of Convertible Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date notwithstanding the conversion of such shares following such dividend record date and prior to such dividend payment date. However, Convertible Preferred Stock surrendered for conversion during the period between the close of business on any dividend record date and the opening of business on the corresponding dividend payment date (except shares converted after the issuance of a notice of redemption with respect to a redemption date during such period or coinciding with such dividend payment date, which will be entitled to such dividend) must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date. A holder of Convertible Preferred Stock on a dividend record date who (or whose transferee) tenders any such shares for conversion into shares of Common Stock on such dividend payment date will receive the dividend payable by the Company on such shares of Convertible Preferred Stock on such date, and the converting holder need not include payment of the amount of such dividend upon surrender of Convertible Preferred Stock for conversion. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the Common Stock issued upon such conversion.

LIQUIDATION RIGHTS

    In the event of any liquidation, dissolution or winding up of the Company and subject to the rights of creditors of the Company and holders of any preferred stock senior in right of payment in the event of a liquidation of the Company, the holders of shares of Convertible Preferred Stock are entitled to receive a liquidation preference of $50.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment before any distribution of assets is made to holders of Common Stock or any other stock that ranks junior to the Convertible Preferred Stock as to liquidation rights. The holders of Convertible Preferred Stock and all series or classes of the Company's stock hereafter issued that rank on a parity as to liquidation rights with the Convertible Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of the Convertible Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Company. A merger, consolidation, or other business combination of the Company with or into another corporation or other entity or a sale or transfer of all or substantially all of the Company's assets for cash, securities or other property will not be considered a liquidation, dissolution or winding up of the Company.

REDEMPTION AT OPTION OF THE COMPANY

    The Convertible Preferred Stock may not be redeemed prior to May 15, 2001. Thereafter, the Convertible Preferred Stock is redeemable, at the option of the Company, in whole or in part, for shares of

Common Stock, at any time, if redeemed during the 12-month period beginning May 15 of the year specified below, at the following redemption prices:

             PRICE PER                  PRICE PER
YEAR           SHARE         YEAR         SHARE
---------  --------------  ---------  --------------
2001.....    $  51.6625    2005.....    $  50.7125
2002.....       51.4250    2006.....       50.4750
2003.....       51.1875    2007.....       50.2375
2004.....       50.9500

and thereafter at $50.00 per share, plus in each case accrued and unpaid dividends to the redemption date (the "Redemption Price"). At no time will the Convertible Preferred Stock be redeemable for cash.

    The Company will issue in payment of the Redemption Price for each share of Convertible Preferred Stock to be redeemed such number of shares of Common Stock as equals (x) the then-current Redemption Price of the Convertible Preferred Stock, divided by (y) the market price (the "Market Price") of the Common Stock, subject to adjustment in certain circumstances. The Market Price will be equal to the lower of (i) the average of the daily closing prices of the Common Stock on the NYSE for the 20 consecutive trading days immediately preceding the first business day immediately preceding the date of the applicable redemption notice and (ii) the closing price of the Common Stock on the NYSE on the trading day immediately preceding the first business day immediately preceding the date of the applicable redemption notice. Fractional shares of Common Stock will not be issued upon any redemption of Convertible Preferred Stock, but, in lieu thereof, the Company will pay a cash adjustment based on the Market Price.

    If fewer than all the outstanding shares of Convertible Preferred Stock are to be redeemed, the Company will select those shares to be redeemed pro rata or by lot or in such other manner as the Board of Directors may determine. There is no mandatory redemption or sinking fund obligation with respect to the Convertible Preferred Stock. In the event that the Company has failed to pay accrued and unpaid dividends on the Convertible Preferred Stock for the current or any past dividend period, it may not redeem less than all of the then-outstanding shares of the Convertible Preferred Stock until all such accrued and unpaid dividends have been paid in full.

    Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of Convertible Preferred Stock to be redeemed at the address shown on the stock transfer books. After the redemption date, dividends will cease to accrue on the shares of Convertible Preferred Stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive shares of Common Stock equal to the Redemption Price as described above without interest or adjustment resulting from changes in the market value of the Common Stock. At the close of business on the redemption date, each holder of Convertible Preferred Stock so redeemed (unless the Company defaults on its obligations to deliver shares of Common Stock or cash for fractional shares) will be, without any further action, deemed a holder of the number of shares of Common Stock for which such Convertible Preferred Stock is redeemable.

VOTING RIGHTS

    The holders of the Convertible Preferred Stock will have no voting rights except as described below or as required by law. In exercising any such vote, each outstanding share of Convertible Preferred Stock will be entitled to one vote, excluding shares held by the Company or any entity controlled by the Company, which shares will have no voting rights.

    Whenever dividends on the Convertible Preferred Stock have not been paid in an aggregate amount equal to at least six quarterly dividends on such shares (whether or not consecutive), the number of directors of the Company will be increased by two, and the holders of the Convertible Preferred Stock (voting separately as a class with the holders of any outstanding shares of stock on a parity as to dividends with the Convertible Preferred Stock on which like voting rights have been conferred and are exercisable) will be entitled to elect such two additional directors to the Board of Directors at any meeting of stockholders of the Company at which directors are to be elected until all such dividends accrued and in default have been paid in full or sums set aside for payment thereof. The term of office of all directors so elected will terminate immediately upon such payment or setting aside for payment.

    In addition, so long as any Convertible Preferred Stock is outstanding, the Company will not, without the affirmative vote or consent of the holders of at least 66 2/3 percent of all outstanding shares of Convertible Preferred Stock, voting separately as a class, (i) amend, alter or repeal any provision of the Certificate of Incorporation or the Bylaws of the Company so as to affect materially and adversely the relative rights, preferences, qualifications, limitations or restrictions of the Convertible Preferred Stock or (ii) authorize or issue or increase the authorized amount of any additional class or series of stock, or any security convertible into stock of such class or series, ranking senior to the Convertible Preferred Stock as to dividends or as to rights upon liquidation, dissolution or winding up of the Company. The Certificate of Designation will also provide that, except as set forth above or in the Certificate of Incorporation or as otherwise required by law, (i) the creation, authorization or issuance of any shares or series of preferred stock or (ii) the increase or decrease in the amount of authorized capital stock of any class or series, including any preferred stock, shall not require the consent of the holders of Convertible Preferred Stock and shall not be deemed to affect adversely the rights, preferences, privileges or voting rights of the Convertible Preferred Stock.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Convertible Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient shares of Common Stock shall have been reserved by the Company to effect such redemption.

OTHER PROVISIONS

    The shares of Convertible Preferred Stock, when issued, will be duly and validly issued, fully paid and nonassessable.

    The holders of shares of Convertible Preferred Stock have no preemptive rights with respect to any securities of the Company.

    The Convertible Preferred Stock has been approved for listing on the NYSE, subject to notice of official issuance. The registrar, transfer agent, conversion agent, and dividend disbursing agent for the Convertible Preferred Stock and the transfer agent and registrar for the Common Stock issuable upon conversion thereof is The First Chicago Trust Company of New York.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion summarizes the material federal income tax considerations generally applicable to Holders acquiring Convertible Preferred Stock upon its issuance by the Company. This discussion deals only with Convertible Preferred Stock held as capital assets by Holders (within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, tax-exempt entities, life insurance companies, persons holding the Convertible Preferred Stock as a part of a hedging, short sale or conversion transaction or a straddle or Holders whose "functional currency" is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Code, Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. The consequences set forth in this discussion are not binding on the IRS or the courts. The Company has not sought and will not seek any rulings from the IRS with respect to the positions of the Company discussed herein, and there can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the Convertible Preferred Stock. ALL PROSPECTIVE PURCHASERS ARE ADVISED TO CONSULT THEIR TAX ADIVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQENCES OF THE PRUCHASE, OWNERSHIP AND DISPOSITION OF THE CONVERTIBLE PREFERRED STOCK.

    As used herein, the term "United States Holder" means a person or entity that, for United States federal income tax purposes, is a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the laws of the United States or of any political subdivision thereof, an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source or a trust which is subject to the supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code. A "Non-United States Holder" is a holder of Convertible Preferred Stock or Common Stock that is not a United States Holder.

UNITED STATES HOLDERS

    DISTRIBUTIONS

    Distributions on the Convertible Preferred Stock will be treated as dividends to United States Holders to the extent of the Company's current or accumulated earnings and profits as determined under federal income tax principles. The amount of the Company's earnings and profits at any time will depend upon the future actions and financial performance of the Company. To the extent that the amount of a distribution on the Convertible Preferred Stock exceeds the Company's current and accumulated earnings and profits, such distributions will be treated as a nontaxable return of capital and will be applied against and reduce the adjusted tax basis of the Convertible Preferred Stock in the hands of each United States Holder (but not below zero), thus increasing the amount of any gain (or reducing the amount of any loss) which would otherwise be realized by such United States Holder upon the sale or other taxable disposition of such Convertible Preferred Stock. The amount of any such distribution that exceeds the adjusted tax basis of the Convertible Preferred Stock in the hands of the United States Holder will be treated as capital gain and will be either long-term, mid-term or short-term capital gain depending on the United States Holder's holding period for the Convertible Preferred Stock.

    Under Section 243 of the Code, corporate United States Holders generally will be able to deduct 70% of the amount of any distribution qualifying as a dividend (although as described above distributions on the Convertible Preferred Stock may not qualify as dividends). There are, however, many exceptions and restrictions relating to the availability of such dividends-received deduction.

    Section 246A of the Code reduces the dividends-received deduction allowed to a corporate United States Holder that has incurred indebtedness "directly attributable" to its investment in portfolio stock. Section 246(c) of the Code, as recently modified, requires that, in order to be eligible for the dividends-received deduction, a corporate United States Holder must generally hold the shares of Convertible Preferred Stock for a 46-day minimum holding period (91 days in the case of certain dividends) during the 90 day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend (during the 180 day period beginning 90 days before such date in the case of certain dividends). A taxpayer's holding period for these purposes is suspended during any period in which a United States Holder has certain options or contractual obligations with respect to substantially identical stock or holds one or more other positions with respect to substantially identical stock that diminishes the risk of loss from holding the Convertible Preferred Stock.

    Under Section 1059 of the Code, a corporate United States Holder is required to reduce its tax basis (but not below zero) in the Convertible Preferred Stock by the non-taxed portion of any "extraordinary dividend" if such stock has not been held for more than two years before the earliest of the date such dividend is declared, announced, or agreed to. Generally, the non-taxed portion of an extraordinary dividend is the amount excluded from income by operation of the dividends-received deduction provisions of Section 243 of the Code. An extraordinary dividend on the Convertible Preferred Stock generally would be a dividend that (i) equals or exceeds 5% of the corporate United States Holder's adjusted tax basis in the Convertible Preferred Stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend or (ii) exceeds 20% of the corporate United States Holder's adjusted tax basis in such stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend. In determining whether a dividend paid on the Convertible Preferred Stock is an extraordinary dividend, a corporate United States Holder may elect to substitute the fair market value of the stock for such United States Holder's tax basis for purposes of applying these tests, provided such fair market value is established to the satisfaction of the Secretary of Treasury as of the day before the ex-dividend date. An extraordinary dividend also includes any amount treated as a dividend in the case of a redemption that is non-pro rata as to all stockholders or in partial liquidation of the Company or treated as a dividend because the holding of options was deemed to be stock ownership under the constructive stock ownership rules of Section 318(a)(4) of the Code, regardless of the stockholder's holding period and regardless of the size of the dividend. If any part of the non-taxed portion of an extraordinary dividend is not applied to reduce the United States Holder's tax basis as a result of the limitation on reducing such basis below zero, such part will be treated as gain from the sale or exchange of the stock and will be recognized at the time when the extraordinary dividend is paid.

    Special rules exist with respect to extraordinary dividends for "qualified preferred dividends." A qualified preferred dividend is any fixed dividend payable with respect to any share of stock which (i) provides for fixed preferred dividends payable not less frequently than annually and (ii) is not in arrears as to dividends at the time the Holder acquired such stock. A qualified preferred dividend does not include any dividend payable with respect to any share of stock if the actual rate of return of such stock exceeds 15%. Section 1059 of the Code does not apply to qualified preferred dividends if the corporate United States Holder holds such stock for more than five years. If the United States Holder disposes of such stock before it has been held for more than five years, the amount subject to extraordinary dividend treatment with respect to qualified preferred dividends is limited to the excess of the actual rate of return over the stated rate of return. Actual or stated rates of return are the actual or stated dividends expressed as a percentage of the lesser of
(1) the stockholders' tax basis in such stock or (2) the liquidation preference of such stock. CORPORATE UNITED STATES HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE POSSIBLE APPLICATION OF SECTION 1059 OF THE CODE TO THEIR OWNERSHIP AND DISPOSITION OF THE CONVERTIBLE PREFERRED STOCK.

    A corporate United States Holder's liability for alternative minimum tax may be affected by the portion of the dividends received which such corporate United States Holder deducts in computing taxable income. This results from the fact that corporate United States Holders are required to increase alternative minimum taxable income by 75% of the excess of the adjusted current earnings of the corporation (as defined in Section 56 of the Code) over the alternative minimum taxable income (determined without regard to the adjustments for determining adjusted current earnings or the alternative tax net operating loss deduction).

    OPTIONAL REDEMPTION FOR COMMON STOCK

    The redemption of Convertible Preferred Stock for shares of Common Stock at the option of the Company should constitute a recapitalization within the meaning of Section 368(a)(1)(E) of the Code. Accordingly, United States Holders generally will not recognize gain or loss upon the exchange of Convertible Preferred Stock for Common Stock. If, however, Common Stock were received by United States Holders pursuant to a redemption in discharge of dividend arrearages on the Convertible Preferred Stock, the redemption would be treated as a distribution on the Convertible Preferred Stock to the extent of the dividends in arrears. Such a distribution would be taxed as a dividend to the extent of the Company's current or accumulated earnings and profits at the time (in accordance with the treatment described above for distributions). A United States Holders' tax basis in Common Stock received pursuant to the redemption generally will equal the United States Holders' tax basis in the Convertible Preferred Stock surrendered in exchange therefor. Similarly, the holding period for Common Stock received pursuant to the redemption generally will include the period for which the Convertible Preferred Stock surrendered in exchange therefor was held. The basis of Common Stock received in discharge of dividend arrearages on the Convertible Preferred Stock will be its fair market value on the date received and the holding period of such Common Stock will commence on the day after its receipt.

    Under Section 305(c) of the Code and the applicable regulations thereunder, if the redemption price of Convertible Preferred Stock exceeds its issue price, the difference ("redemption premium") may be taxable as a constructive distribution of additional Convertible Preferred Stock to the United States Holder (treated as a dividend to the extent of the Company's current and accumulated earnings and profits and otherwise subject to the treatment described above for distributions) over a certain period. Because the terms of the Convertible Preferred Stock provide for optional rights of redemption by the Company at prices in excess of the issue price, stockholders could be required to recognize such redemption premium under an economic accrual method if, based on all of the facts and circumstances, the optional redemptions are more likely than not to occur. If the Convertible Preferred Stock may be redeemed at more than one time, the time and price at which such redemption is most likely to occur must be determined based on all of the facts and circumstances. Applicable regulations provide a "safe harbor" under which a right to redeem will not be treated as more likely than not to occur if (i) the issuer and the United States Holder are not related within the meaning of the regulations; (ii) there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the Convertible Preferred Stock, and (iii) exercise of the right to redeem would not reduce the yield of the Convertible Preferred Stock, as determined under the regulations. Regardless of whether the optional redemptions are more than likely not to occur, constructive dividend treatment will not result if the redemption premium does not exceed a DE MINIMIS amount or is in the nature of a penalty for premature redemption. The Company intends to take the position that the existence of the Company's optional redemption rights does not result in a constructive distribution to United States Holders of the Convertible Preferred Stock.

    CONVERSION

    No gain or loss generally will be recognized upon conversion of shares of Convertible Preferred Stock into shares of Common Stock, except with respect to any cash paid in lieu of fractional shares of Common Stock. However, under certain circumstances, a United States Holder of Convertible Preferred Stock may recognize gain or dividend income to the extent there are dividends in arrears on such stock at the time of conversion into Common Stock. The tax basis of the Common Stock received upon conversion of shares of

Convertible Preferred Stock generally will be equal to the tax basis of the shares of Convertible Preferred Stock so converted and the holding period of the Common Stock generally will include the holding period of the shares of Convertible Preferred Stock converted. However, the tax basis of any Common Stock received on conversion and treated as a dividend will be equal to its fair market value on the date of the distribution and the holding period of such Common Stock will commence on the day after its receipt.

    United States Holders of Convertible Preferred Stock may be deemed to have received a constructive distribution of stock that is taxable as a dividend when the conversion ratio is adjusted to reflect a cash or property distribution with respect to stock into which such preferred stock is convertible. An adjustment to the conversion price made pursuant to a BONA FIDE reasonable adjustment formula which has the effect of preventing the dilution of the interest of the United States Holders, however, generally will not be considered to result in constructive distribution of stock. Certain of the possible adjustments provided in the Convertible Preferred Stock, including, those in connection with the special conversion rights applicable to the Convertible Preferred Stock may not qualify as being pursuant to a BONA FIDE reasonable adjustment formula. If a nonqualifying adjustment were made, the United States Holders of Convertible Preferred Stock might be deemed to have received a taxable stock dividend (or if certain adjustments are not made). In such case, the amount of the dividend to be included in income would be the fair market value of the additional Common Stock to which United States Holders of Convertible Preferred Stock would be entitled by reason of the reduction in the conversion price.

    SALE OR OTHER TAXABLE DISPOSITION

    A United States Holder who sells or otherwise disposes of Convertible Preferred Stock or Common Stock in a taxable transaction will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received and the United States Holder's adjusted tax basis in the Convertible Preferred Stock or Common Stock disposed. Such gain or loss would be long-term capital gain or loss if the holding period exceeded one year. For corporate taxpayers, long-term capital gains are taxed at the same rate as ordinary income. For individual taxpayers, net capital gains (the excess of the taxpayer's net long-term capital gains over this net short-term capital losses) will be subject to a maximum tax rate of (i) 28%, if such stock were hold for more than one year but not more than 18 months, or (ii) 20%, if such stock were held for more than 18 months.

    BACKUP WITHHOLDING

    A United States Holder of Convertible Preferred Stock or Common Stock will be subject to backup withholding at the rate of 31% with respect to "reportable payments," which include dividends on, and gross proceeds of a sale of, the Convertible Preferred Stock or Common Stock unless (i) such United States Holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A United States Holder of Convertible Preferred Stock or Common Stock who does not provide the Company with his or her correct taxpayer identification number may be subject to penalties imposed by the IRS. Amounts paid as backup withholding do not constitute an additional tax and will be credited against the United States Holders' federal income tax liabilities, so long as the required information is provided to the IRS. The Company will report to United States Holders of Convertible Preferred Stock and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to payments on the Convertible Preferred Stock or Common Stock

NON-UNITED STATES HOLDERS

    DIVIDENDS

    Generally, any dividend paid to a Non-United States Holder of Convertible Preferred Stock or Common Stock will, except as described below, be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the Non-United States Holder within the United States and, where a tax treaty applies, is attributable to a United States permanent establishment maintained by the Non-United States Holder. If the dividend is so effectively connected with the conduct of a trade or business of the Non-United States Holder within the United States, the dividend would be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates and would be exempt from the 30% withholding tax described above. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Statement Claiming Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of Business in the United States) with the Company or its paying agent. Under the recently finalized Treasury regulations (the "Final Regulations"), Non-United States Holders will generally be required to provide Form W-8 in lieu of Form 4224, although alternative documentation may be applicable in certain situations.

    In addition to the graduated rate described above, dividends received by a corporate Non-United States Holder that are effectively connected with a United States trade or business may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above, and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under the Final Regulations, however, a Non-United States Holder of Convertible Preferred Stock or Common Stock who wishes to claim the benefit or an applicable treaty rate (and to avoid backup withholding as discussed below) for dividends paid after December 31, 1999, will be required to satisfy applicable certification and other requirements.

    A Non-United States Holder of Convertible Preferred Stock or Common Stock that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States IRS.

    DISPOSITION OF CONVERTIBLE PREFERRED STOCK OR COMMON STOCK

    A Non-United States Holder generally will not be subject to United States federal income tax on any gain recognized upon the sale or other disposition of Convertible Preferred Stock or Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder and, if a tax treaty applies, attributable to a United States permanent establishment maintained by the Non-United States Holder, (ii) the Non-United States Holder is an individual who is a former citizen of the United States who lost such citizenship within the preceding ten-year period (or former long-term resident of the United States who relinquished United States residency on or after February 6, 1995) whose loss of citizenship or permanent residency had as one of its principal purposes the avoidance of United States tax, (iii) in the case of certain Non-United States Holders who are non-resident alien individuals and hold the Convertible Preferred Stock or Common Stock as a capital asset, such individuals are present in the United States for 183 days or more days in the taxable year of disposition and either (a) the individual has a "tax home" in the United States for United States federal income tax purposes or (b) the gain is attributable to an office or other fixed place of business maintained by the individual in the

United States or (iv) the Company is or has been a "United States real property holding corporation" ("USRPHC") for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-United States Holder's holding period (the "Required Holding Period"), and, provided that the Convertible Preferred Stock or Common Stock is "regularly traded on an established securities market" for tax purposes, the Non-United States Holder held, directly or indirectly, Convertible Preferred Stock or Common Stock with a fair market value in excess of 5% of the fair market value of all the Company's Convertible Preferred Stock or Common Stock outstanding at any time during Required Holding Period.

    If an individual Non-United States Holder falls under clauses (i) or (ii) above, the holder will be taxed on the net gain derived from the sale under regular United States federal income tax rates. If an individual Non-United States Holder falls under clause (iii) above, the holder generally will be subject to a flat 30% tax on the gain derived from the sale which may be offset by United States capital losses (notwithstanding the fact that the holder is not considered a resident of the United States). If a Non-United States Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, will under certain circumstances be subject to the branch profits tax equal to 30% of its "effectively connected earning and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

    The Company has determined that it is not and does not believe that it will become a USRPHC for federal income tax purposes. Although the Company believes that the Convertible Preferred Stock or Common Stock will be treated as "regularly traded on an established securities market," if the Convertible Preferred Stock or Common Stock were not so treated, on a sale or other disposition of such stock, the transferee of such stock would be required to withhold 10% of the proceeds of such disposition, unless the Company were to provide a certification that it is not (and has not been during a specific period) a USRPHC or another exemption applied.

    CONVERSION OF CONVERTIBLE PREFERRED STOCK

    A Non-United States Holder generally will not recognize any gain or loss for United States federal income tax purposes upon conversion of Convertible Preferred Stock into Common Stock, except with respect to any cash paid in lieu of fractional shares of Common Stock, which would be subject to the rules described under "Disposition of Convertible Preferred Stock or Common Stock."

    INFORMATION REPORTING AND BACKUP WITHHOLDING

    The Company must report annually to the IRS and to each Non-United States Holder the amount of dividends paid to such holder and the amount of any tax withheld. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-United States Holder resides under the provisions of an applicable income tax treaty.

    Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid to a Non-United States Holder at an address outside the United States (unless the payor has knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-United States Holder will be subject to backup withholding unless applicable certification requirements are met.

    Payment of the proceeds of a sale of Convertible Preferred Stock or Common Stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-United States Holder or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Convertible Preferred Stock or Common Stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes a

United States person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for a certain period from the conduct of a trade or business in the United States, or, for taxable years beginning after December 31, 1999, a foreign partnership, in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or if the partnership is engaged in a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (1) such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or (2) the beneficial owner otherwise establishes an exemption.

    Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

    FEDERAL ESTATE TAXES

    Convertible Preferred Stock or Common Stock held (or treated as owned) by an individual Non-United States Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

    THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF CONVERTIBLE PREFERRED STOCK OR COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE CONVERTIBLE PREFERRED STOCK AND COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME TAX LAWS, AND ANY RECENT OR PROSPECTIVE CHANGES IN APPLICABLE TAX LAWS.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Smith Barney Inc. is acting as representative (the "Representative"), has severally agreed to purchase from the Company the number of shares of Convertible Preferred Stock set forth opposite its name below:

                                                                                   NUMBER OF
UNDERWRITERS                                                                         SHARES
---------------------------------------------------------------------------------  ----------
Smith Barney Inc.................................................................   2,800,001
BT Alex. Brown Incorporated......................................................   1,733,333
Goldman, Sachs & Co..............................................................   1,733,333
Lehman Brothers Inc..............................................................   1,733,333
                                                                                   ----------
Total............................................................................   8,000,000
                                                                                   ----------
                                                                                   ----------

    In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Convertible Preferred Stock offered in the Preferred Stock Offering if any such shares are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Underwriters have agreed to purchase such shares of Convertible Preferred Stock from the Company at the public offering price set forth on the cover page of this Prospectus Supplement and the Company has agreed to pay the Underwriters the underwriting discount set forth on the cover page of this Prospectus Supplement for each share of Convertible Preferred Stock so purchased. The Company has been advised by the Representative that the several Underwriters propose initially to offer such shares of Convertible Preferred Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price, less a concession not in excess of $0.86 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the Preferred Stock Offering, the public offering price and such concessions may be changed.

    The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to an aggregate of 1,050,000 additional shares of Convertible Preferred Stock at the same public offering price per share as set forth on the cover page of this Prospectus Supplement to cover over-allotments, if any. The Company has agreed to pay the Underwriters the underwriting discount set forth on the cover page of this Prospectus Supplement for each additional share of Convertible Preferred Stock so purchased. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of such shares as the number of shares to be purchased and offered by such Underwriter in the above table bears to the total number of shares initially offered by the Underwriters.

    Each of the Company, its directors, the KKR Partnerships and certain executive officers has agreed that none of them will, directly or indirectly, offer, sell, contract to sell, pledge, hypothecate, grant any option to purchase or otherwise dispose of, any shares of Common Stock or securities convertible or exchangeable into or exercisable for any shares of Common Stock without the prior written consent of Smith Barney Inc. for a period of 90 days after the date of this Prospectus Supplement, subject to certain exceptions.

    Until the distribution of the Convertible Preferred Stock is completed, rules of the Commission may limit the ability of the Underwriters to bid for and purchase the Convertible Preferred Stock or the Common Stock. As an exception to these rules, the Representative is permitted to engage in certain transactions that stabilize the price of the Convertible Preferred Stock or the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Convertible Preferred Stock or the Common Stock.

    If the Underwriters create short positions in the Convertible Preferred Stock in connection with the Preferred Stock Offering by selling more shares of Convertible Preferred Stock than are set forth on the cover page of this Prospectus Supplement, the Representative may reduce that short position by purchasing Convertible Preferred Stock in the open market. The Representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    The Representative may also impose a penalty bid on certain Underwriters. This means that if the Representative purchases shares of Convertible Preferred Stock in the open market to reduce the Underwriters' short position or to stabilize the price of shares of Convertible Preferred Stock, it may reclaim the amount of selling concession from the Underwriters who sold those shares as part of the Preferred Stock Offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of Convertible Preferred Stock or Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    There is no established trading market for the Convertible Preferred Stock. The Underwriters have informed the Company that they intend to make a market in the Convertible Preferred Stock, as permitted by applicable laws and regulations; however, the Underwriters are not obligated to do so and may discontinue market making activities at any time without notice. Accordingly, there can be no assurance that a trading market for the Convertible Preferred Stock will develop. Moreover, if a market for the Convertible Preferred Stock does develop, the Convertible Preferred Stock could trade below the initial public offering price. The initial public offering price has been determined by agreement among the Company and the Underwriters and may not be indicative of the market price for Convertible Preferred Stock after the offering. If a market for the Convertible Preferred Stock does not develop, purchasers may be unable to resell the Convertible Preferred Stock for an extended period of time, if at all. Future trading prices of the Convertible Preferred Stock will depend upon many factors, including among other things, the Company's consolidated operating results and the market for the Company's Common Stock, which market is subject to various pressures, including, but not limited to, issuance of additional Preferred Stock, Common Stock or securities convertible or exchangeable into Common Stock. See "Description of Convertible Preferred Stock--Conversion Rights."

    The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

    The Underwriters and their affiliates have provided and will in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for the Company, KKR and certain of their affiliates in the ordinary course of business for which they have received and will receive customary compensation. In addition, Smith Barney Inc. is the lead underwriter in the Common Stock Offering and Salomon Brothers Inc, an affiliate of Smith Barney Inc., is a managing underwriter in the Debt Offerings. BT Alex. Brown Incorporated is an Arranger of, and Bankers Trust Company, an affiliate of BT Alex. Brown Incorporated, is the Administrative Agent and a lender under the Company's Amended Bank Credit Agreement. The proceeds of the Offerings will be used to repay a portion of the Term Loan under the Amended Bank Credit Agreement.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Convertible Preferred Stock will be passed upon by Latham & Watkins, San Francisco, California, as counsel for the Company, and for the Underwriters by Simpson Thacher & Bartlett, New York, New York. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of the Common Stock of the Company. Such persons do not have the power to vote or dispose of such shares of Common Stock. Simpson Thacher & Bartlett has from time to time acted as counsel for the Company and KKR in certain matters, including representation of the Company in connection with the BTR Transaction.

                              OWENS-ILLINOIS, INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                             ---------------------

                                                                       [LOGO]

    Owens-Illinois, Inc. (the "Company"), directly or through agents, dealers, or underwriters designated from time to time, may offer, issue and sell, in one or more series or issuances, up to $4,000,000,000 in the aggregate of (a) secured or unsecured debt securities (the "Debt Securities") of the Company, in one or more series, which may be either senior debt securities (the "Senior Debt Securities"), senior subordinated debt securities (the "Senior Subordinated Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), (b) shares of preferred stock of the Company, par value $.01 per share (the "Preferred Stock"), in one or more series, and (c) shares of common stock of the Company, par value $.01 per share (the "Common Stock"), or any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale. The Debt Securities may be issued as exchangeable and/or convertible Debt Securities exchangeable for or convertible into shares of Common Stock or Preferred Stock. The Preferred Stock may also be exchangeable for or convertible into shares of Common Stock or another series of Preferred Stock. The Debt Securities, the Preferred Stock and the Common Stock are collectively referred to herein as the "Securities." The Debt Securities, the Preferred Stock and the Common Stock may be offered separately or together in one or more separate classes or series and in amounts, at prices and on terms to be determined at the time of offering, and to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

    Except as described more fully herein or as set forth in the Prospectus Supplement relating to any offered Debt Securities, the Indenture (as herein defined) will not provide holders of Debt Securities protection in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company which could adversely affect holders of Debt Securities. See "Description of Debt Securities--Consolidation, Merger and Sale of Assets."

    The Company's Common Stock is traded on The New York Stock Exchange under the symbol OI. Any Common Stock sold pursuant to a Prospectus Supplement will be listed on The New York Stock Exchange. On April 16, 1998, the last reported sale price of the Common Stock on The New York Stock Exchange was $44 7/16 per share. The Company has not yet determined whether any of the Debt Securities or Preferred Stock offered hereby will be listed on any exchange or over-the-counter market. If the Company decides to seek listing of any such Securities, the Prospectus Supplement relating thereto will disclose such exchange or market.
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
           THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY
                    OR ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                          IS A CRIMINAL OFFENSE.
                            ------------------------

    The Securities will be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. The Company reserves the sole right to accept, and together with its agents, from time to time, to reject in whole or in part any proposed purchase of Securities to be made directly or through agents. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Securities. See "Plan of Distribution" for possible indemnification arrangements with agents, dealers and underwriters.

    This Prospectus may not be used to consummate sales of Securities unless accompanied by the applicable Prospectus Supplement.

                 THE DATE OF THIS PROSPECTUS IS APRIL 20, 1998.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are qualified by reference to the copy of such agreement or other document filed as an Exhibit to the Registration Statement or such other document, each such statement being qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company with the Commission, can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549; 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a site on the World Wide Web at http://www.sec.gov, that contains reports, proxy and other information regarding registrants that file electronically with the Commission and certain of the Company's filings are available at such web site. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

        (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1997;

        (2) the Company's Current Report on Form 8-K filed with the Commission on March 2, 1998, as amended by Form 8-K/A filed with the Commission on March 4, 1998;

        (3) the Company's Current Report on Form 8-K filed with the Commission on April 16, 1998;

        (4) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on December 3, 1991, as amended; and

        (5) all other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering, which shall be deemed to be a part hereof from the date of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    This Prospectus may not be used to consummate sales of offered securities unless accompanied by a Prospectus Supplement. The delivery of this Prospectus together with a Prospectus Supplement relating to particular offered Securities in any jurisdiction shall not constitute an offer in the jurisdiction of any other securities covered by this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon request, a copy of any documents incorporated into this Prospectus by reference (other than exhibits incorporated by reference into such document). Requests for documents should be submitted to the Corporate Secretary, Owens-Illinois, Inc., One SeaGate, Toledo, Ohio 43666, (telephone (419) 247-5000). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    THIS PROSPECTUS, INCLUDING ANY DOCUMENTS THAT ARE INCORPORATED BY REFERENCE AS SET FORTH IN "INFORMATION INCORPORATED BY REFERENCE," CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. SUCH STATEMENTS ARE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE," "ESTIMATE," "PROJECTS," "MANAGEMENT BELIEVES," "THE COMPANY BELIEVES," "INTENDS," "EXPECTS" AND SIMILAR WORDS OR PHRASES. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES OR ASSUMPTIONS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY MAY VARY MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS IN THIS PARAGRAPH. THE COMPANY DISCLAIMS ANY OBLIGATION TO PUBLICLY ANNOUNCE THE RESULTS OF ANY REVISIONS TO ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT FUTURE EVENTS OR DEVELOPMENTS.

                                  THE COMPANY

    The Company, through its subsidiaries, is the successor to a business established in 1903. The Company is one of the world's leading manufacturers of packaging products. Approximately one of every two glass containers made worldwide is made by the Company, its affiliates or licensees. In addition to being the largest manufacturer of glass containers in the United States, North America, South America and India, and the second largest in Europe, the Company is a leading manufacturer in the United States of plastic containers, plastic closures, plastic prescription containers, labels, and multipack plastic carriers for beverage containers. Since 1992, through acquisitions and investments strategic to its core businesses, the Company has furthered its market leadership position in the geographic areas in which it competes. During the years 1993 through 1997, the Company has invested more than $1.5 billion in capital expenditures alone (excluding acquisition expenditures) to improve productivity and increase capacity in key locations.

RECENT DEVELOPMENTS

    ACQUISITION. On March 1, 1998, the Company signed a definitive agreement to acquire the worldwide glass and plastics packaging businesses of BTR plc ("BTR") in an all cash transaction valued at approximately $3.6 billion (the "Acquisition"). In connection with obtaining regulatory approvals for the Acquisition, the Company believes it will be required to divest certain portions of the acquired businesses. The Company believes, however, that any divestitures which may be required in connection with the Acquisition will not have a material adverse effect on the Company or its ability to integrate the acquired businesses.

    BTR's glass packaging unit is the leading glass container manufacturer in Australia and New Zealand, a leading supplier in the United Kingdom and participates in joint ventures in China and Indonesia. The Company has provided technology and equipment to BTR's glass packaging unit since 1967 and to certain BTR plastics businesses under a series of technical assistance agreements.

    BTR's plastics packaging unit is a leading supplier of polyethylene terephthalate (PET) hotfill food and drink containers, with operations in the United States, Australia, New Zealand, the United Kingdom, the Netherlands, and in emerging markets in such areas as Brazil, China, Hungary, Mexico and Saudi Arabia. In addition, BTR's operations in Australia and New Zealand produce a variety of plastic bottles and closures of high density polyethylene and polypropylene.

    The Company intends to finance the Acquisition initially with bank borrowings. Following the closing, the Company plans to refinance a portion of the bank borrowings with public offerings of debt and equity securities. The Acquisition is subject to certain regulatory approvals. Although there can be no assurance of these approvals, the Company believes that the approvals will be obtained and that the Acquisition will close in the second quarter of 1998.

    Since 1991, excluding the Acquisition, the Company has acquired 10 glass container companies serving emerging markets and eight plastic packaging operations. BTR's worldwide glass and packaging businesses had 1997 sales of approximately $1.5 billion.

    The principal offices of the Company are located at One SeaGate, Toledo, Ohio 43666, and the telephone number is (419) 247-5000.

                                USE OF PROCEEDS

    Unless otherwise indicated in the applicable Prospectus Supplement, the Company anticipates that any net proceeds would be used for general corporate purposes, which may include but are not limited to working capital, capital expenditures and acquisitions or the repayment or refinancing of the Company's indebtedness, including bank borrowings expected to be approximately $3.6 billion in connection with the Acquisition. The factors which the Company will consider in any refinancing will include the number of shares of Common Stock, Preferred Stock and/or the amount and characteristics of any Debt Securities issued and may include, among others, the impact of such refinancing on the Company's liquidity, debt-to-capital ratio and earnings per share. When a particular series of Securities is offered, the Prospectus Supplement relating thereto will set forth the Company's intended use for the net proceeds received from the sale of such Securities. Pending the application of the net proceeds, the Company expects to invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities or to reduce indebtedness under its bank credit agreement.

                      RATIOS OF EARNINGS TO FIXED CHARGES
      AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

    The following table sets forth the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends of the Company for the periods indicated.

                                                                                          YEARS ENDED DECEMBER 31,
                                                                                 ------------------------------------------
                                                                                   1997       1996       1995       1994
                                                                                 ---------  ---------  ---------  ---------
Ratio of earnings to fixed charges (a).........................................       2.4x       2.0x       1.9x       1.5x

Ratio of earnings to combined fixed charges and preferred stock dividends (a)
  (b)..........................................................................       2.3x       1.9x       1.9x       1.5x


                                                                                    1993
                                                                                    -----
Ratio of earnings to fixed charges (a).........................................          (c)
Ratio of earnings to combined fixed charges and preferred stock dividends (a)
  (b)..........................................................................          (c)

------------------------

(a) For the purpose of calculating the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends, earnings consist of income before income taxes and fixed charges. Fixed charges include interest expense, capitalized interest and that portion of rentals representative of an interest factor.

(b) At December 31, 1997, the Company had (i) 65,625 shares issued and 17,099 shares outstanding of Series A Exchangeable Preferred Stock ("Series A"),
    (ii) 65,625 shares issued and 55,665 shares outstanding of Series B Exchangeable Preferred Stock ("Series B") and (iii) 131,250 shares issued and outstanding of Series C Exchangeable Preferred Stock ("Series C" and, together with the Series A and the Series B, the "Exchangeable Preferred Stock"). The holders of Exchangeable Preferred Stock are entitled to receive cumulative dividends at the rate of $7.00 per year on each share of Exchangeable Preferred Stock. At December 31, 1997, dividends accumulated and unpaid were approximately $7.4 million. Shares of Exchangeable Preferred Stock are exchangeable for a number of shares of Common Stock of the Company determined by multiplying the total number of exchangeable shares being exchanged by the sum of $100 plus all dividends accumulated and unpaid on each share being exchanged and dividing such amount by the last reported sales price of the Company's Common Stock on the New York Stock Exchange at the close of business on the business day next preceding the day of exchange. Holders of the Exchangeable Preferred Stock have no voting rights, except on actions which would affect their exchange rights or on actions to increase the authorized number of exchangeable shares.

(c) Earnings of the Company were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends for the year ended December 31, 1993 in the amount of $292.0 million and $295.0 million, respectively, due to a $250.0 million charge in the fourth quarter of 1993 principally related to the Company's restructuring program and a $325.0 million charge in the fourth quarter of 1993 for estimated uninsured future asbestos-related costs.

                         DESCRIPTION OF DEBT SECURITIES

    The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement, and the extent, if any, to which such general provisions do not apply to the Debt Securities so offered, will be described in the Prospectus Supplement relating to such Debt Securities.

    Debt Securities may be issued from time to time in series under an indenture, and one or more indentures supplemental thereto (collectively, the "Indenture"), between the Company and a trustee to be identified in the applicable Prospectus Supplement (the "Trustee"). The terms of the Debt Securities will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "TIA") as in effect on the date of the Indenture. The Debt Securities will be subject to all such terms, and potential purchasers of the Debt Securities are referred to the Indenture and the TIA for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the proposed form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. As used under this caption, unless the context otherwise requires, "Offered Debt Securities" shall mean the Debt Securities offered by this Prospectus and an accompanying Prospectus Supplement.

GENERAL

    The Indenture will provide for the issuance of Debt Securities in series and will not limit the principal amount of Debt Securities which may be issued thereunder. In addition, except as may be provided in the Prospectus Supplement relating to such Debt Securities, the Indenture will not limit the amount of additional indebtedness the Company may incur.

    The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Offered Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Offered Debt Securities; (2) whether the Offered Debt Securities are Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities or any combination thereof; (3) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (4) any limit upon the aggregate principal amount of the Offered Debt Securities; (5) the date or dates on which the principal of the Offered Debt Securities is payable; (6) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, or the manner in which such rate or rates are determined; (7) the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on the Offered Debt Securities will be payable and the record dates for the determination of holders to whom such interest is payable; (8) the place or places where the principal of and any interest on the Offered Debt Securities will be payable; (9) the obligation of the Company, if any, to redeem, repurchase or repay the Offered Debt Securities in whole or in part pursuant to any sinking fund or analogous provisions or at the option of the holders and the price or prices at which and the period or periods within which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, repurchased or repaid pursuant to such obligation; (10) the denominations in which any Offered Debt Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof; (11) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities of the series which will be payable upon declaration of the acceleration of the maturity thereof; (12) any addition to or change in the covenants which apply to the Offered Debt Securities; (13) any Events of Default with respect to the Offered Debt Securities, if not otherwise set forth under "Events of Default;" (14) whether the Offered Debt Securities will be issued in whole or in part in global form, the terms and conditions, if any, upon which such global Offered Debt Securities may be exchanged in whole or in part for other individual securities, and the depositary for the Offered Debt Securities;
(15) the terms and conditions, if any, upon which the Offered Debt Securities shall be exchanged for or converted into Common Stock or Preferred Stock; (16) the nature and terms of the security for any secured Offered Debt Securities; and
(17) any other terms of the Offered Debt Securities which terms shall not be inconsistent with the provisions of the Indenture.

    Debt Securities may be issued at a discount from their principal amount ("Original Issue Discount Securities"). Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

    Debt Securities may be issued in bearer form, with or without coupons. Federal income tax considerations and other special considerations applicable to bearer securities will be described in the applicable Prospectus Supplement.

STATUS OF DEBT SECURITIES

    The Senior Debt Securities will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of the Company.

    The obligations of the Company pursuant to Senior Subordinated Debt Securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture, to all Senior Indebtedness of the Company. With respect to any series of Senior Subordinated Debt Securities, "Senior Indebtedness" of the Company will be defined to mean the principal of, and premium, if any, and any interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) and all other monetary obligations of every kind or nature due on or in connection with (a) all indebtedness of the Company whether heretofore or hereafter incurred (i) for borrowed money or (ii) in connection with the acquisition by the Company or a subsidiary of the Company of assets other than in the ordinary course of business, for the payment of which the Company is liable directly or indirectly by guarantee, letter of credit, obligation to purchase or acquire or otherwise, or the payment of which is secured by a lien, charge or encumbrance on assets acquired by the Company, (b) amendments, modifications, renewals, extensions and deferrals of any such indebtedness, and (c) any indebtedness issued in exchange for any such indebtedness (clauses (a) through (c) hereof being collectively referred to herein as "Debt"); PROVIDED, HOWEVER, that the following will not constitute Senior Indebtedness with respect to Senior Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; (2) any Debt which by its terms refers explicitly to the Senior Subordinated Debt Securities and states that such Debt shall not be senior in right of payment; and (3) any Debt of the Company in respect of the Senior Subordinated Debt Securities or any Subordinated Debt Securities.

    The obligations of the Company pursuant to Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness of the Company and to any Senior Subordinated Debt Securities; provided, however, that the following will not constitute Senior Indebtedness with respect to Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; and (2) any Debt of the Company in respect of Subordinated Debt Securities and any Debt which by its terms refers explicitly to the Subordinated Debt Securities and states that such Debt shall not be senior in right of payment.

    No payment pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, may be made unless all amounts of principal, premium, if any, and interest then due on all applicable Senior Indebtedness of the Company shall have been paid in full or if there shall have occurred and be continuing beyond any applicable grace period a default in any payment with respect to any such Senior Indebtedness, or if there shall have occurred any event of default with respect to any such Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. However, the Company may make payments pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, if a default in payment or an event of default with respect to the Senior Indebtedness permitting the holder thereof to accelerate the maturity thereof has occurred and is continuing and judicial proceedings with respect thereto have not been commenced within a certain number of days of such default in payment or event of default. Upon any distribution of the assets of the Company upon dissolution, winding-up, liquidation or reorganization, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of principal, premium, if any, and interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) before any payment is made on the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable. By reason of such subordination, in the event of insolvency of the Company, holders of Senior Indebtedness of the Company may receive more, ratably, and holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, having a claim pursuant to the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any event of default (an "Event of Default") in respect of the Senior Subordinated Debt Securities or the Subordinated Debt Securities.

    If the Company offers Debt Securities, the applicable Prospectus Supplement will set forth the aggregate amount of outstanding indebtedness, if any, as of the most recent practicable date that by the terms of such Debt Securities would be senior to such Debt Securities. The applicable Prospectus Supplement will also set forth any limitation on the issuance by the Company of any additional senior indebtedness.

CONVERSION RIGHTS

    The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock or Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

    Unless otherwise specified in the applicable Prospectus Supplement, payment of principal, premium, if any, and any interest on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registerable, at the office of the Trustee or at any other office or agency maintained by the Company for such purpose subject to the limitations of the Indenture. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of U.S. $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

GLOBAL DEBT SECURITIES

    The Debt Securities of a series may be issued in the form of one or more Global Securities (the "Global Securities") that will be deposited with a Depositary or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Each Global Security will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

    Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Security may be transferred to, or registered or exchanged for Debt Securities registered in the name of, any person or entity other than the Depositary for such Global Security or any nominee of such

Depositary, and no such transfer may be registered, unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, (ii) the Company executes and delivers to the Trustee an order that such Global Security shall be so transferable, registerable and exchangeable, and such transfers shall be registerable, or
(iii) there shall exist such circumstances, if any, as may be described in the applicable Prospectus Supplement. All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

    Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificate form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

    So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certified form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. If the Company requests any action of holders or if an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depositary will authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Notwithstanding any other provisions to the contrary in the Indenture, the rights of the beneficial owners of the Debt Securities to receive payment of the principal and premium, if any, of and interest on such Debt Securities, on or after the respective due dates expressed in such Debt Securities, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the beneficial owners.

    Principal of and any interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Indenture will provide that the Company may not consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its property or assets to any person in one or more related transactions unless (a) the Company is the surviving corporation or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia; (b) the person formed by or surviving any such consolidation or merger (if other than the Company) or the person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Debt Securities and the Indenture; and (c) immediately prior to and after giving effect to the transaction, no Default (as defined in the Indenture) or Event of Default shall have occurred and be continuing. Notwithstanding the foregoing, any subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company.

CERTAIN OTHER COVENANTS

    Unless otherwise indicated in this Prospectus or a Prospectus Supplement, the Debt Securities will not have the benefit of any covenants that limit or restrict the Company's business or operations, the pledging of the Company's assets or the incurrence of indebtedness by the Company.

    With respect to any series of Senior Subordinated Debt Securities, the Company will agree not to issue Debt which is, expressly by its terms, subordinated in right of payment to any other Debt of the Company and which is not expressly made PARI PASSU with, or subordinate and junior in right of payment to, the Senior Subordinated Debt Securities.

    The applicable Prospectus Supplement will describe any material covenants in respect of a series of Debt Securities. Other than the covenants of the Company included in the Indenture as described above or as described in the applicable Prospectus Supplement, there are no covenants or other provisions in the Indenture providing for a put or increased interest or otherwise that would afford holders of Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.

EVENTS OF DEFAULT

    Unless otherwise specified in the applicable Prospectus Supplement, the following will constitute Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of any Debt Security of that series when due and payable at maturity, upon redemption or otherwise;
(b) failure to pay any interest on any Debt Security of that series when due, and the Default continues for 30 days; (c) the Company fails to comply with any of its other agreements in the Debt Securities of that series or in the Indenture with respect to that series and the Default continues for the period and after the notice provided therein (and described below); and (d) certain events of bankruptcy, insolvency or reorganization. A Default under clause (c) above is not an Event of Default with respect to a particular series of Debt Securities until the Trustee or the holders of at least 50% in principal amount of the then outstanding Debt Securities of that series notify the Company of the Default and the Company does not cure the Default within 30 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

    If an Event of Default with respect to outstanding Debt Securities of any series (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization) shall occur and be continuing, either the Trustee or the holders of at least 50% in principal amount of the outstanding Debt Securities of that series by notice, as provided in the Indenture, may declare the unpaid principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such lesser amount as may be specified in the terms of that series) of, and any accrued and unpaid interest on, all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "Modification and Waiver" below.

    The Indenture will provide that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

    The Company will be required to furnish to the Trustee under the Indenture annually a statement as to the performance by the Company of its obligations under that Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

    Subject to certain exceptions, the Company and the Trustee may amend the Indenture or the Debt Securities with the written consent of the holders of a majority in principal amount of the then outstanding Debt Securities of each series affected by the amendment with each series voting as a separate class. The holders of a majority in principal amount of the then outstanding Debt Securities of any series may also waive compliance in a particular instance by the Company with any provision of the Indenture with respect to the Debt Securities of that series; provided, however, that without the consent of each holder of Debt Securities affected, an amendment or waiver may not (i) reduce the percentage of the principal amount of Debt Securities whose holders must consent to an amendment or waiver; (ii) reduce the rate or change the time for payment of interest on any Debt Security (including default interest); (iii) reduce the principal of, premium, if any, or change the fixed maturity of any Debt Security, or reduce the amount of, or postpone the date fixed for, redemption or the payment of any sinking fund or analogous obligation with respect thereto; (iv) make any Debt Security payable in currency other than that stated in the Debt Security; (v) make any change in the provisions concerning waivers of Default or Events of Default by holders or the rights of holders to recover the principal of, premium, if any, or interest on, any Debt Security;
(vi) waive a default in the payment of the principal of, or interest on, any Debt Security, except as otherwise provided in the Indenture or (vii) reduce the principal amount of Original Issue Discount Securities payable upon acceleration of the maturity thereof. The Company and the Trustee may amend the Indenture or the Debt Securities without notice to or the consent of any holder of a Debt
Security: (i) to cure any ambiguity, defect or inconsistency; (ii) to comply with the Indenture's provisions with respect to successor corporations; (iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the TIA; (iv) to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities; (v) to add to, change or eliminate any of the provisions of the Indenture in respect of one of more series of Debt Securities, provided, however, that any such addition, change or elimination (A) shall neither (1) apply to any Debt Security of any series created prior to the execution of such amendment and entitled to the benefit of such provision, nor (2) modify the rights of a holder of any such Debt Security with respect to such provision, or (B) shall become effective only when there is no outstanding Debt Security of any series created prior to such amendment and entitled to the benefit of such provision; (vi) to make any change that does not adversely affect in any material respect the interest of any holder; or (vii) to establish additional series of Debt Securities as permitted by the Indenture.

    The holders of a majority in principal amount of the then outstanding Debt Securities of any series, by notice to the Trustee, may waive an existing Default or Event of Default and its consequences except a Default or Event of Default in the payment of the principal of, or any interest on, any Debt Security with respect to the Debt Securities of that series; provided, however, that the holders of a majority in principal amount of the outstanding Debt Securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration.

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

    LEGAL DEFEASANCE. Unless otherwise specified in the applicable Prospectus Supplement, the Indenture will provide that the Company may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, and to maintain paying agencies) upon the deposit with the Trustee, in trust, of money and/or U.S. government obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may occur only if, among other things, the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or, since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred.

    DEFEASANCE OF CERTAIN COVENANTS. Unless otherwise specified in the applicable Prospectus Supplement, the Indenture will provide that, upon compliance with certain conditions, the Company may omit to comply with the restrictive covenants contained in the Indenture, as well as any additional covenants or Events of Default contained in a supplement to the Indenture, a Board Resolution or an Officers' Certificate delivered pursuant thereto. The conditions include: the deposit with the Trustee of money and/or U.S. government obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities; and the delivery to the Trustee of an opinion of counsel to the effect that the holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if such deposit and related covenant defeasance had not occurred.

    DEFEASANCE AND EVENTS OF DEFAULT. In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. government obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

REGARDING THE TRUSTEE

    The Trustee with respect to any series of Debt Securities will be identified in the Prospectus Supplement relating to such Debt Securities. The Indenture and provisions of the TIA incorporated by reference therein contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The Trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with the Company and its affiliates; PROVIDED, HOWEVER, that if it acquires any conflicting interest (as defined in the TIA), it must eliminate such conflict or resign.

    The holders of a majority in principal amount of the then outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The TIA and the Indenture provide that in case an Event of Default shall occur (and be continuing), the Trustee will be required, in the exercise of its rights and powers, to use the degree of care and skill of a prudent person in the conduct of such person's affairs. Subject to such provision, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debt Securities issued thereunder, unless they have offered to the Trustee indemnity satisfactory to it.

                         DESCRIPTION OF PREFERRED STOCK

    Under the Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation"), shares of Preferred Stock may be issued from time to time, in one or more classes or series, as authorized by the Board of Directors, generally without the approval of the stockholders.

    The Company has authorized 75,000 shares of Series A Exchangeable Preferred Stock, 75,000 shares of Series B Exchangeable Preferred Stock and 150,000 shares of Series C Exchangeable Preferred Stock. At December 31, 1997, the Company had
(i) 65,625 shares issued and 17,099 shares outstanding of Series A, (ii) 65,625 shares issued and 55,665 shares outstanding of Series B, and (iii) 131,250 shares issued and outstanding of Series C. The holders of Exchangeable Preferred Stock are entitled to receive cumulative dividends at the rate of $7.00 per year on each share of Exchangeable Preferred Stock. At December 31, 1997, dividends accumulated and unpaid were approximately $7.4 million. Shares of Exchangeable Preferred Stock are exchangeable for a number of shares of Common Stock of the Company determined by multiplying the total number of exchangeable shares being exchanged by the sum of $100 plus all dividends accumulated and unpaid on each share being exchanged and dividing such amount by the last reported sales price of the Company's Common Stock on the New York Stock Exchange at the close of business on the business day next preceding the day of exchange. Holders of the Exchangeable Preferred Stock have no voting rights, except on actions which would affect their exchange rights or on actions to increase the authorized number of exchangeable shares.

    Prior to issuance of shares of each series, the Board of Directors is required by the General Corporation Law of the State of Delaware (the "DGCL") and the Certificate of Incorporation to adopt resolutions and file a Certificate of Designation (the "Certificate of Designation") with the Secretary of State of the State of Delaware, fixing for each such class or series the designations, powers, preferences and rights of the shares of such class or series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by the DGCL. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then-market price of such shares.

    Subject to limitations prescribed by the DGCL, the Certificate of Incorporation and the Amended and Restated Bylaws of the Company (the "Bylaws"), the Board of Directors is authorized to fix the number of shares constituting each class or series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or duly authorized committee thereof. The Preferred Stock offered hereby will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

    The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the class or series of Preferred Stock in respect of which this Prospectus is being delivered: (1) the title and stated value of such Preferred Stock; (2) the number of shares of such Preferred Stock offered, the liquidation preference per share and the purchase price of such Preferred Stock;
(3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (4) whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate; (5) the procedures for any auction and remarketing, if any, for such Preferred Stock; (6) the provisions for a sinking fund, if any, for such Preferred Stock; (7) the provisions for redemption, if applicable, of such Preferred Stock; (8) any listing of such Preferred Stock on any securities exchange or market; (9) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock or another series of Preferred Stock of the Company, including the conversion price (or manner of calculation thereof) and conversion period;
(10) the terms and conditions, if applicable, upon which Preferred Stock will be exchangeable into Debt Securities of the Company, including the exchange price (or manner of calculation thereof) and exchange period; (11) voting rights, if any, of such Preferred Stock; (12) a discussion of any material and/or special United States federal income tax considerations applicable to such Preferred Stock; (13) whether interests in such Preferred Stock will be represented by depositary shares; (14) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (15) any limitations on issuance of any class or series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and (16) any other specific terms, preferences, rights, limitations or restrictions on such Preferred Stock.

    Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding-up of the Company rank: (i) senior to all classes or series of Common Stock of the Company, and to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding-up of the Company; (ii) on a parity with all equity securities issued by the Company that do not rank senior or junior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding-up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which do not specifically provide that such equity securities rank on a parity with or junior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding-up of the Company (including any entity with which the Company may be merged or consolidated or to which all or substantially all the assets of the Company may be transferred or which transfers all or substantially all of the assets of the Company). As used for these purposes, the term "equity securities" does not include convertible debt securities.

                            SECTION 203 OF THE DGCL

    The Company is subject to the "business combination" statute of the DGCL, an anti-takeover law enacted in 1988. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder," for a period of three years after the date of the transaction in which a person became an "interested stockholder," unless (i) prior to such date the board of directors of the corporation approved either the "business combination" or the transaction which resulted in the stockholder becoming an "interested stockholder," (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of a least 66% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholders." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Although Section 203 permits the Company to elect not to be governed by its provisions, the Company to date has not made this election. As a result of the application of Section 203, potential acquirors of the Company may be discouraged from attempting to effect an acquisition transaction with the Company, thereby possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

                              PLAN OF DISTRIBUTION

    The Company may sell the Securities to one or more underwriters for public offering and sale by them and may also sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell or exchange Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

    The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Sales of Common Stock offered hereby may be effected from time to time in one or more transactions on the New York Stock Exchange or in negotiated transactions or a combination of such methods. The Company may also, from time to time, authorize dealers, acting as the Company's agents, to offer and sell Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any such underwriter, dealer or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement. Unless otherwise indicated in a Prospectus Supplement, an agent will be acting on a best efforts basis and a dealer will purchase Securities as a principal, and may then resell such Securities at varying prices to be determined by the dealer.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

    To facilitate an offering of Securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Securities. This may include over-allotments or short sales of the Securities, which involves the sale by persons participating in the offering of more Securities than have been sold to them by the Company. In such circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to such persons. In addition, such persons may stabilize or maintain the price of the Securities by bidding for or purchasing Securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if Securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

    Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for the Company in the ordinary course of business, including refinancing of the Company's indebtedness. See "Use of Proceeds."

                                 LEGAL MATTERS

    Certain legal matters with respect to the Securities offered hereby will be passed upon for the Company by Latham & Watkins, San Francisco, California. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable Prospectus Supplement. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of the Common Stock. Such persons do not have the power to vote or dispose of such shares of Common Stock.

                                    EXPERTS

    The consolidated financial statements of Owens-Illinois, Inc. appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The combined financial statements of BTR Packaging appearing in the Current Report on Form 8-K of Owens-Illinois, Inc. dated April 16, 1998, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    No person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been so authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer to sell is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

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    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH THEY RELATE OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH THEY RELATE IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                       PAGE
                                                     ---------
                    PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary......................        S-3
Risk Factors.......................................       S-13
Use of Proceeds....................................       S-17
Price Range of Common Stock and Dividend Policy....       S-18
Consolidated Capitalization........................       S-19
Unaudited Pro Forma Condensed Consolidated
  Financial Information............................       S-20
Selected Consolidated Financial Data...............       S-27
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............       S-30
Business...........................................       S-36
BTR Packaging......................................       S-42
Description of Convertible Preferred Stock.........       S-44
Certain Federal Income Tax Considerations..........       S-49
Underwriting.......................................       S-56
Legal Matters......................................       S-58

                          PROSPECTUS

Available Information..............................          2
Information Incorporated by Reference..............          2
Disclosure Regarding Forward-Looking Statements....          4
The Company........................................          4
Use of Proceeds....................................          5
Ratios of Earnings to Fixed Charges and Earning to
  Combined Fixed Charges and Preferred Stock
  Dividends........................................          6
Description of Debt Securities.....................          7
Description of Preferred Stock.....................         14
Section 203 of the DGCL............................         15
Plan of Distribution...............................         16
Legal Matters......................................         17
Experts............................................         17

                                8,000,000 Shares

                              Owens-Illinois, Inc.

                               $2.375 Convertible
                                Preferred Stock
                   (LIQUIDATION PREFERENCE $50.00 PER SHARE)

                                     [LOGO]

                                   ---------

                   P R O S P E C T U S   S U P P L E M E N T
                      (TO PROSPECTUS DATED APRIL 20, 1998)

                                   ---------

                              Salomon Smith Barney
                                 BT Alex. Brown
                              Goldman, Sachs & Co.
                                Lehman Brothers

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